Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information. ☒ Exhibit 3 is attached and made a part of this Form NRSRO.

Note: Capitalized terms used but not defined in the policies below generally will have the meanings assigned in the Glossary of Terms included within Exhibit 2 to this Form NRSRO.

Document:
1. **S&P Global 2016 Code of Business Ethics for Employees**
2. **Confidentiality, Conflicts and Firewall Policy (23 May 2016)**
3. **S&P Global Ratings Code of Conduct (23 May 2016)***
4. **S&P Global Ratings Code of Conduct--Australia (13 May 2016)***
5. **Securities Disclosure Policy (1 June 2016) and Ratings Services Addendum (1 June 2016)**
6. **Outside Activities/Professional Conduct Policy (1 June 2016)**
7. **Avoiding Selective Disclosure (23 May 2016)**
8. **Managing Confidential Information (23 May 2016)**
9. **Ratings Release (23 May 2016)**
10. **Issuer Notification (including Issuer Appeals) (23 May 2016)**
11. **Corporate Governance (23 May 2016)**

* To meet local regulatory requirements, a Code of Conduct is in effect in Australia in addition to the global Code of Conduct.



Dear Colleagues:

We have built a global reputation for adhering to the highest standards of excellence and quality in all of our products and services. Our relationships with one another, our customers, our regulators and our partners are built on a foundation of fairness, integrity, and transparency. These core values are detailed in the S&P Global Code of Business Ethics (the COBE).

Each year, we take time to recommit to these core values, which are critical to our Company's continued success. We ask employees to complete the COBE course and read and affirm to the Code to demonstrate their ongoing commitment to compliance with our policies. It is important that we hold ourselves to the highest standards of ethical behavior as each of us plays a critical role in maintaining S&P Global's reputation.

Both the Code of Business Ethics and the Affirmation Statement are accessible on the intranet. Please read the COBE carefully and sign the Affirmation to ensure that you are in compliance. If you have any questions regarding the Code of Business Ethics or related matters, please discuss them with your manager, the Human Resource Department, the Compliance Department for your business unit, or the Legal Department.

Thank you,

Doug Peterson

Table Contents   **Page**

Compliance With Law 5

Business Unit Codes of Conduct 5

Corporate Policies...5

Conflicts of Interest 6

Improper Payments to Others...7

Independent Reporting and Evaluation...7

Discriminatory Conduct...8

Confidential Information 8

Intellectual Property 9

Customer Privacy..9

S&P Global's Use of Third Party Information 9

Competitive Intelligence 10

Information Security 11

Appropriate Use of Social Media..12

Appropriate Use and Monitoring of Electronic Communications 12

Political Activities 12

Government Contracts 13

Representing S&P Global in an Unauthorized Capacity 13

Reporting Violations of the COBE...14

For Further Information 14

S&P Global is a leading benchmarks, financial news, content, and analytics and data provider serving the capital, commodity, and corporate markets. Our core values are Fairness, Integrity and Transparency. We view these standards not as mere words on a page, but as a statement of our beliefs, values and goals as an institution.

Our standards of conduct, which are summarized in this Code of Business Ethics (COBE), are intended to guide employees in applying the company's core values to every aspect of our business, every day.

This code applies to employees of S&P Global and all its subsidiaries including, but not limited, to S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices, S&P Global Platts and J.D. Power and all of their subsidiaries. Failure to comply with the COBE may result in disciplinary action, up to and including termination of employment.

S&P Global's Commitment to Employees and the Public

You have been employed solely on the basis of S&P Global's estimate of your ability to do your job well. You will not be unfairly discriminated against because of race, color, religion, sex, gender identity or expression, age, sexual orientation, national or ethnic origin, citizenship status, veteran status, disability or for any other unlawful reason.

Any future promotion or pay increase is at the discretion of your manager and will depend on the needs of the business matched to your demonstrated ability to do superior work, to grow in your job and to accept responsibility.

You can expect courteous and considerate treatment from the Company. Through on-the-job training, sharing tuition costs, The Learning Center, and other means, we will endeavor to provide appropriate opportunities for developing your ability to perform your job well and to prepare you for greater challenges. You can learn of possible job openings throughout the Company via our internal online talent resources. You may apply for any position you may be qualified to fill. http://careers.mhfi.com/

We are committed to being a good citizen in the communities in which we work. S&P Global contributes to community as well as to national institutions, and encourages employees to do so by matching their gifts to eligible organizations.

In addition, all S&P Global's employees are encouraged to take an active personal role in organizations dedicated to public service. The Company will assist and support employees' volunteer services with appropriate financial contributions to qualified projects and institutions.

S&P Global recognizes and respects the privacy of employees and others with regard to personal information it obtains through the employment relationship. Employees should contact their Human Resources business partner for further information in this regard.

S&P Global provides medical, disability, life insurance, and retirement programs as further described in materials available from the Human Resources Department.

Every reasonable effort will be made to provide you with a safe and healthy place in which to work. In addition, it is the Company's policy to provide a work environment free from sexual harassment or any other type of unlawful harassment.

S&P Global is committed to an environment where open, honest communications are the expectation, not the exception. We want you to feel comfortable in approaching your business unit's Compliance Department, Human Resources Department, the Legal Department, your supervisor or higher levels of management in instances where you believe violations of our policies or standards have occurred.

In situations where you prefer to submit a written report, anonymously or in confidence, S&P Global offers a site which is hosted by a third party provider, EthicsPoint. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards.

You may raise a concern, make a complaint, or provide a constructive comment through this Employee Hotline, which is available to employees worldwide at http://www.mhfi.ethicspoint.com/

Subject to laws in certain jurisdictions outside the U.S., this Employee Hotline provides a way to report violations of Company policy, workplace concerns, violations of law and related issues, by phone or online. S&P Global prohibits retaliation against any employee who reports in good faith issues to this Hotline or to any government anti-discrimination agency. Further, the Company bars retaliation against anyone for assisting with the investigation of such a complaint.

Hotline:

Q: I suspect unethical conduct is taking place in my group, but what if I am wrong? Could I get fired for raising an issue to the Employee Hotline?

A: No – employees are encouraged to come forward without fear. It is against our policies and values to retaliate against an employee who raises a concern or reports an issue in good faith.

Employee's Commitment to S&P Global

S&P Global 2016 Code of Business Ethics

Of course, S&P Global expects that employees will work diligently and to the best of their abilities. In addition, here are some specific requirements.

Compliance With Law

In addition to complying with S&P Global's policies, all employees are expected to comply with applicable laws in the jurisdictions in which we do business and to maintain the highest standards of ethical and professional conduct.

As part of this responsibility, it is imperative that employees conduct their activities on behalf of S&P Global consistent with our core values of Fairness, Integrity and Transparency; and that all of our financial disclosures and reports be full, fair, accurate, timely and understandable. Employees who have any doubts concerning applicable laws or the proper course of conduct in their business activities should seek advice from the Compliance Department for their business unit or from the Legal Department.

Except where prohibited by local law, employees are required to report to their Compliance Department or to Human Resources any currently pending arrests or criminal indictments; criminal convictions; or involvement in regulatory enforcement proceedings. This obligation applies even if the events leading to the arrest, indictment, conviction or proceeding are unrelated to the employee's duties for S&P Global.

Business Unit Codes of Conduct

Detailed codes of conduct have been developed by certain of S&P Global's units to provide guidance for situations unique to their businesses. Where a specific provision of a business unit's policy or code of conduct, conflicts with a more general provision in the COBE, the specific business unit provision applies.

Corporate Policies

S&P Global has adopted corporate policies specifying the appropriate conduct and procedures for certain matters described in the COBE and beyond. The Corporate Policies site has been designed to bring together the substantial body of S&P Global's corporate policies. The site includes the Corporate Policy Manual which contains the S&P Global corporate policies.

Conflicts of Interest

Employees should not engage in any activity that creates or might result in a conflict, or the appearance of a conflict, between the individual's self-interest or the interests of another organization, on the one hand, and S&P Global's interests on the other hand. Each employee should be free from any interest or influence that would make it difficult to give S&P Global the employee's best efforts and undivided attention. The following are examples of conflicts of interest, but these examples are not intended to limit the general applicability of the prohibition against conflicts of interest.

(a)   Employees may not take for themselves, or divert to others, any business opportunity in which the Company has, or can reasonably be expected to have, an interest. Employees may not engage in activity, whether or not disclosed, that competes with their existing job function.

(b)   Employees may, on their own time, do limited amounts of work for other employers so long as such work does not conflict with the employee's obligations to S&P Global. A conflict would arise if outside work consumed so much of an employee's time and energy as to impair the ability to perform their S&P Global job effectively. Also, a conflict of interest is presumed if an employee does outside work for a firm that has business dealings with, or competes with, S&P Global. Employees should also avoid outside employment that is otherwise detrimental to the interests of S&P Global.

(c)   Employees may not provide consulting or advisory services for any external advisor service, primary research network, analyst group, consulting group, hedge fund, investment bank, investment company, pension fund, investor, or any other similar firm.

(d)   No employee may directly or indirectly own any interest in another firm, or serve as a director, officer or employee of a firm, whose business in any way competes with S&P Global or that has business dealings with S&P Global. However, an employee may own up to one percent (1%) of the shares of any public Company, regardless of its business, except as limited by other obligations under the COBE or other policies of the Company or the employee's business unit.

(e)   Employees should never give or accept any gift, entertainment, consideration, benefit or privilege (including discounts on personal purchases not offered to all S&P Global employees) where the value (i) is not reasonable in its business context or (ii) places the recipient under a real or perceived obligation to the giver. Gifts that are intended to or would result in favorable treatment or influence a business decision, regardless of the amount or value involved, should never under any circumstances be given or accepted.

Providing gifts, travel, meals or entertainment to a public official or private individual is never permitted if it could reasonably be understood as an effort to improperly influence an official action or obtain a business advantage for S&P Global. An employee should not accept, and should notify his/her supervisor if offered, any gifts, entertainment or anything else of value from a competitor, customer or anyone who conducts or seeks to conduct business with S&P Global, other than (i) Nominal Gifts or (ii) Ordinary Business Entertainment, as those terms are defined below.

Nominal Gifts are gifts of token to modest value that will not place the recipient under any real or perceived obligation to the donor or gifts used for advertising or promotion, as long as they are customarily given in the regular course of business.

Ordinary Business Entertainment, such as lunch, dinner, theatre, sporting events and the like, is appropriate where it is reasonable in its business context and the purpose is to hold bona fide business discussions or to foster better business relations.

A Public Official is any officer, employee, or contractor of a government or any department, agency, or instrumentality thereof, or of a Public International Organization, or any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

Employees may obtain waivers of these conflict rules under limited circumstances. An employee may request a waiver of these conflict rules by submitting a written request to the appropriate executive, with a full explanation of the basis for the request. Waiver requests must be sent to, and written approval obtained from, either the President and Chief Executive Officer of S&P Global (or a person designated by the CEO), or the corporate staff officer or president in charge of the employee's business.

Improper Payments to Others

No employee anywhere in the world may directly or indirectly offer or provide anything of value, including a bribe, kickback, excessive commission or fee, in order to influence a Public Official or private party or to obtain an improper advantage. This prohibition includes, but is not limited to, obtaining business for the company from private businesses or government bodies, anywhere in the world.

In addition, employees may not give money or anything else of value indirectly (for example, to a agents, supplier, vendors, consultants, lawyers, facilitators, finders lobbyist or other third party) if the circumstances indicate that all or part of it will likely be passed on to a Public Official or private party to influence official action or obtain an improper advantage. Further guidance can be found in the Global Anti-Bribery and Corruption Policy.

When in doubt concerning the propriety of a proposed payment or gift, contact the Legal Department, Compliance Department or Employee Hotline www.MHFI.EthicsPoint.com for assistance.

Independent Reporting and Evaluation

S&P Global's reputation rests in great measure on the integrity of its reporting and evaluation services. For this reason, no employee whose duties include reporting on an industry or evaluating securities should have any employment, ownership or other relationship with companies in the relevant industries in a way that might compromise, or appear to compromise, the independence of the employee's reports or evaluations. Employees must provide prior written disclosure in writing to their supervisors detailing any factors, such as holding stock in or having a financial relationship with a party that might be relevant to this restriction.

No employee may exert or attempt to exert any improper influence on any editorial position or opinion, including those of any analytical employee. For instance, no employee may (i) suggest that an analytical employee consider improper factors not relevant to such analytical employee's independent analysis of ratings, opinions, recommendations, estimates or target prices; (ii) make recommendations to an issuer of securities or other party involved with a securities issuance for the purpose of advising such party on how to achieve a particular rating result; or (iii) condition or threaten to condition any Standard & Poor's rating or rating action on the purchase of any other services or products. See <u>Reinforcing Credit Rating Independence</u>

Individual business units of S&P Global will, as appropriate, issue supplemental guidelines that relate to their particular operations.

Discriminatory Conduct

Employees may not discriminate against or harass any other employees on the basis of race, color, religion, sex, gender identity or expression, age, sexual orientation, national or ethnic origin, citizenship status, veteran status, disability or any other unlawful basis. S&P Global prohibits harassment of any kind toward other employees.

Confidential Information

Nothing in our policies prohibits or restricts an employee from initiating communications directly with, or responding to an inquiry from, or providing testimony before, the SEC, FINRA, or any other self-regulatory organization or any other state or federal regulatory authority. With the exception of such communications:

An employee must respect and maintain the confidentiality of all non-public information about S&P Global or its activities and all non-public information obtained in the performance of the employee's duties about S&P Global's customers, clients or applicable third parties. Copying or disseminating internal communications, whether or not marked confidential, to third parties is strictly prohibited (unless the employee is providing information to a regulator or government agency). Employees may not use for any purpose or disclose to others any non-public information, including sending confidential and/or internal work materials to personal email accounts. For example: (a) employees and members of their families possessing material non-public information about S&P Global may not use such information to trade in S&P Global's securities, nor divulge such non-public information to other persons to trade in S&P Global's securities; (b) employees or members of their families possessing non-public information regarding studies or pending negotiations by S&P Global to acquire all or part of a company shall not divulge such information to other persons and shall not trade in the securities of such a company unless and until the studies or negotiations have been permanently terminated or completed by S&P Global; and (c) employees obtaining material non-public information about another company or securities shall not trade in the securities of such other company until such non-public information becomes publicly known.

Non-public Information is information that has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client.

Trade secrets, confidential information and proprietary information concerning products and services (both those already on the market and those being developed) are special, valuable and unique assets of S&P Global. Employees should hold all trade secrets and other confidential or proprietary information in strictest confidence and should not use such trade secrets or confidential or proprietary information in any way other than in performing their duties as employees. Such trade secrets and other confidential or proprietary information may not be misappropriated, transferred or disclosed, directly or indirectly, to any person or entity. This obligation remains in effect after an employee leaves S&P Global.

No employee may, without appropriate management approval, disclose to any person in advance of publication by S&P Global: (a) any security or other rating, equity ranking or other opinion pertaining to securities, funds or other investments; or (b) the contents of any publication, newsletter, electronic product, or any other information product or service produced by S&P Global in any medium.

Intellectual Property

Each employee assigns to S&P Global all intellectual property, including copyright, trademark and trade secret rights, created by that employee within the scope of his or her employment. Subject to local intellectual property laws, all original work created by an employee within the scope of his or her employment, alone or jointly with others, is a "work made for hire" and is the property of S&P Global. All ideas, inventions and designs conceived or first reduced to practice in whole or in part by an employee within the scope of his or her employment shall be disclosed on a timely basis to the Company and title to such inventions, ideas and designs, including all intellectual property rights, shall be assigned to and owned by S&P Global. Individual business units may require employees to execute supplemental agreements as appropriate.

Customer Privacy

S&P Global has implemented a [Customer Privacy Policy](#) to protect the privacy of its customers and business prospects. All employees are responsible for being familiar with this policy and for complying with its terms.

S&P Global's Use of Third Party Information

S&P Global is a substantial user of proprietary materials belonging to others, including software and digital information, as well as "hard copy" magazines and newspapers. Employees have an obligation to comply with the copyright, trademark, patent and trade secret laws as they pertain to these materials. In addition, employees have an obligation to comply with the terms and conditions of agreements (including website agreements) under which employees use third party proprietary material, content and software including restrictions on usage or redistribution.

Competitive Intelligence

Employees are encouraged to stay informed about competitors through publicly available information. All competitive intelligence activities must be conducted in compliance with the following 12 core principles.

- Competitive intelligence may be obtained only in compliance with applicable laws.
- The use of publicly available information is permitted.
- Avoid pressuring anyone, including customers, to provide a competitor's proprietary information. When in doubt, listen, but don't ask. Never use threats or incentives to obtain a competitor's information.
- Respect the right of other companies to protect their trade secrets and confidential information.
- Do not seek non-public information about a competitor from anyone, including customers.
- Comply with non-disclosure and confidentiality agreements, terms and conditions of use and any other restrictions that may apply to non-public information received from any source.
- Always be forthright and truthful about your relationship with S&P Global. Use only your S&P Global e-mail address when signing up for digital or online products from competitors. Do not use another person's log-in data to access a competitor's information or product.
- Do not do indirectly what you may not do directly. Any contractor, consultant, agent or other third party acting on S&P Global's behalf must comply with these principles.
- It is appropriate to ask former employees of competitors about their ideas, viewpoints and industry experience, but do not seek trade secrets or confidential information.
- If a competitor's proprietary information is revealed through the intentional but careless act of its employees or agents (e.g., talking loudly in a public place), you may not use that information. In addition you may not use proprietary information that has been lost by the owner in a manner that was clearly a mistake or accident (e.g., sealed documents left in a public place).
- Generally avoid direct contact with competitors and their employees or agents where that contact might reveal pricing, promotions, product plans or other proprietary information.
- Do not risk S&P Global's reputation or your own in a competitive intelligence effort. Before acting in this sensitive area, also consider how the Company or you, as an employee, would react if you learned that a competitor was doing the same thing regarding S&P Global.

These 12 core principles, like the S&P Global COBE, are Company-wide provisions that apply to all S&P Global employees. Business units may from time-to-time issue additional and more (but not less) restrictive guidance on competitive intelligence gathering. Employees must observe both Company-wide guidance and any supplemental unit-specific restrictions. When in doubt, contact the Legal Department for guidance.

Competitive Intelligence

Q: I want to view part of a competitor's website that requires a subscription, but they may not allow access to a McGraw Hill Financial Employee. Is it okay to sign up using my personal email address instead?

A: No Always use your McGraw Hill Financial email address, job title and true name when accessing a competitor's website or researching competing products and services. McGraw Hill Financial respects our competitors' right to protect their confidential information. If you have any doubts about whether you are allowed to access a particular website, the Legal Department can help you review the relevant terms and conditions.

Information Security

Accurate and reliable information is the foundation of our business. Without proper safeguards in place, our systems are vulnerable to loss, destruction, error and abuse that can undermine the objectives and goals of S&P Global.

Several of S&P Global's policies provide support and guidance for appropriate use of Company information management resources. These policies include:

*   [Review and Approval of Information Technology Related Projects](#)
*   [Information Security](#)
*   [Monitoring of Information Technology Systems](#)
*   [Electronic Communications](#)
*   [Internet Site Blocking](#)

Employees are required to review and comply with these policies. Potential data breaches of confidential information concerning either S&P Global, employees, customers or other persons should be reported immediately to Corporate Security.

Appropriate Use of Social Media

S&P Global's Social Media Policy is included in the Electronic Communications Policy and is designed to protect our employees and the Company as we utilize social media tools in new and creative ways to extend our brand, communicate with the market and meet the changing needs of our customers. The Policy provides all employees with information, guidelines and best practices to follow when using social media.

Appropriate Use and Monitoring of Electronic Communications

The Corporate policy concerning Electronic Communications provides guidelines for employees of S&P Global and other authorized persons. Electronic communications include (subject to applicable laws) all digital messages sent from any Company supported e-mail system, instant messaging system, or from any computer or personal digital assistant made available by the Company. Electronic communications are for the direct support of S&P Global's activities. Although intended for business purposes, electronic communications on Company provided systems and networks may, subject to limitations detailed in the Electronic Communications Policy, be used on a limited basis for personal or non-business purposes at the discretion of the employee's business unit or corporate department. Such personal communications are subject to the prohibitions detailed in the Electronic Communications Policy with respect to harassing, libelous, threatening, abusive, sexually suggestive, obscene, inappropriate comments regarding ethnicity, or similar objectionable content.

S&P Global reserves the right, subject to applicable local law, to monitor the electronic communications of employees, contractors and other users of the information technology systems made available by the Company, including mobile and office systems, without informing the sender or recipient of the information, or the person in whose possession those communications reside. Further information can be found in section 1 of (Monitoring of Information Technology Systems).

Political Activities

S&P Global supports the right of all its directors, officers, employees and representatives to support (financially or otherwise) political candidates and causes of their own choosing in their private, non-S&P Global capacities. In some jurisdictions, however, laws have been enacted that restrict or bar companies from doing business with local or provincial governments if the company, or certain personnel associated with the company, make specific types of political contributions to state and local or provincial officeholders, candidates for local and provincial office, local or provincial political parties, and other types of political organizations. The penalties for violating these laws can be severe. For instance, improper contributions may result in the company forfeiting existing business with a state, province or locality being temporarily or permanently banned from doing business with a state, province or locality or being subject to both civil and criminal penalties and fines.

Given the substantial business that S&P Global does with local and provincial governments across the globe, all corporate personnel (including S&P Global directors, officers, employees and representatives) are expected to ensure that they are in compliance with the S&P Global Political Contributions Policy prior to making any personal political donations to a local or provincial officeholder, a candidate for local or provincial office, a local or provincial political party, or any other local or provincial political organization. In conjunction with these stated obligations and for the purpose of preserving present and future business opportunities, the Legal department and the

Compliance Department also reserve the right to implement jurisdiction-specific limitations or bans on personal contributions for select S&P Global personnel.

Government Contracts

Governmental contracts, whether with state, provincial, federal or municipal entities, are subject to complex laws and regulations setting forth the information which must be furnished to the government in the course of negotiating a contract or submitting a bid. Other laws regulate the performance of governmental contracts, accounting procedures and payment requests in ways different from private commercial contracts. In certain instances, serious violations of governmental contract laws or regulations may affect S&P Global's ability to do governmental business or even constitute criminal conduct. Employees responsible for governmental contract work should become familiar with the relevant rules and regulations and should contact the Legal Department legal@mhfi.com with any questions.

Representing S&P Global in an Unauthorized Capacity

No employee may contact any person or entity to seek personal gain or other benefits by claiming that the employee represents or is affiliated with S&P Global.

Reporting Violations of the COBE

All employees are expected to abide by the highest ethical standards and to act with complete integrity when acting on behalf of S&P Global with governmental agencies, customers, competitors, suppliers, the media, trade associations, fellow employees and the general public. Failure to follow these policies exposes you to potential disciplinary action up to and including termination.

An employee who observes any conduct by other employees in violation of the COBE or of any law applicable to S&P Global has a responsibility to promptly inform his or her supervisor, the Human Resources Department, the Compliance Department for your business unit or the Legal Department. However, in situations where you prefer to submit a written report, anonymously or in confidence, S&P Global offers access to a site hosted by a third party provider http://www.mhfi.ethicspoint.com/. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards. S&P Global prohibits retaliation against any employee who reports violations of the COBE in good faith.

Fraud & Deception

Q: After a recent business trip, a senior member of our staff submitted an expense report that I know includes expenses she should not have been reimbursed for. She modified receipts so that personal expenses for a family member who accompanied her on the trip, look like legitimate business expenses. What should I do?

A: If you suspect that a colleague or senior member of the company has engaged in fraud or other unethical behavior, for instance by providing false or misleading information in expense reports or other business documents, you should report it! You can notify the Human Resources Department, the Compliance Department for your business unit, the Legal Department or submit a report via the Employee Hotline.

For Further Information

Employees should seek advice from S&P Global's Legal Department legal@mhfi.com concerning any interpretation of the provisions of the COBE.

S&P Global

Revised October 2015

S&P Global Ratings

S&P Global Market Intelligence

S&P Dow Jones Indices
An S&P Global Division

Policy: Confidentiality, Conflicts and Firewall Policy
Date: 23 May 2016

Policy Statement

S&P Global, which for the purposes of this policy includes S&P Global Ratings, S&P Global Market Intelligence and S&P Dow Jones Indices ("Index Services") but does not include the S&P Global Platt's Division, (together, "S&P Global") is a global provider of credit ratings, investment advice, including generation of model portfolios, research reports and pricing of fixed income products as well as market data and the provision of indices and index related services. Many of these products and services require an S&P Global Division or its employees to provide independent analysis, opinions, target prices, and evaluated prices on companies or views on creditworthiness of funds or other financial products.

In addition, certain of S&P Global analytical Divisions are subject to regulatory requirements in some of the jurisdictions in which they conduct business. Generally, these regulatory requirements mandate that such Divisions and their employees protect confidential and/or material, non-public information entrusted to them. These regulatory requirements also generally prohibit these Divisions and their employees from having certain conflicts of interest and require the identification and effective management of other actual or potential conflicts of interest. Finally, certain of these regulations prohibit S&P Global and its employees from engaging in unfair, coercive, or abusive business practices.

To reinforce the independence of S&P Global ratings, opinions, recommendations, analyses, estimates, index changes, and target prices as well as to facilitate compliance with regulatory requirements, S&P Global has adopted this Confidentiality, Conflicts, and Firewall Policy ("Policy") from which only the S&P Global Firewall Committee is authorized to grant an exception or waiver. This Policy requires the following:

Confidential Information

S&P Global employees must adhere to the Code of Business Ethics and the S&P Global Customer Privacy Policy, as well as the respective employee's applicable Division or department code provisions and policies, such as S&P Global Ratings Code of Conduct, S&P Global Ratings Global Policy Manual - Conflicts of Interest and Protecting Information Chapters, S&P Global Market Intelligence Research Objectivity Policy, S&P Global Securities Evaluations Confidential & Proprietary Information Policy and Guidelines and S&P Dow Jones Indices Confidential Information, Conflicts of Interest and Firewall Policy and Procedures ("CCF Policy") and respective Gifts and Entertainments policies. However, if such Division or department code provisions or policies conflict with this Policy, then S&P Global employees must adhere to the requirements of this Policy and its related Guidelines, except for S&P Global Ratings Preventing or Managing Conflicts – Conflicts of Interest Policy which for Ratings Analysts takes precedent over this Policy in case of any conflicts.

S&P Global employees must not share Confidential Information with employees from other S&P Global Divisions, except as allowed by this Policy or in the case of Index Services as indicated in the CCF Policy. Confidential Information may be shared with S&P Global' s Legal and Regulatory Affairs and Compliance departments, consistent with applicable law and regulation. Confidential Information may be shared with the foregoing departments for the following reasons: when seeking legal advice; in connection with regulatory or legal issues, inquiries or investigations; and as otherwise approved by the Firewall Committee. Even within their respective Division, S&P Global employees who possess Confidential Information must only share it with other employees within their respective Division who need to know the information to perform their duties and responsibilities or as otherwise restricted by applicable law or regulation. S&P Global employees must never share Confidential Information outside of S&P Global except as explicitly allowed by this Policy, other relevant policies and related Guidelines, or as required or permitted by law or regulation.

Nothing in this Policy prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of this Policy should be construed in a manner consistent with the preceding sentence.

Independence

To reinforce the independence of S&P Global ratings, opinions, recommendations, analyses, estimates, target prices, evaluated prices and indices, S&P Global employees who engage in Analytical Activities for S&P Global Ratings, S&P Global Market Intelligence's Pricing, Research and Investment Advisory Services, or Index Services - i.e., Ratings Analysts, S&P Global Market Intelligence Analysts and Index Analysts (collectively, "Analysts") - must be free from any actual or perceived improper influence by other S&P Global employees. To this end, S&P Global and S&P Global employees are prohibited from suggesting that Analysts consider improper factors not relevant to an objective analysis when arriving at their ratings, opinions, recommendations, analyses, estimates, target prices, or selection of securities in an index. An example of an improper factor would be S&P Global commercial interests or related fees, payments, revenue, or market share. S&P Global employees are also prohibited from applying, or attempting to apply, improper pressure to influence the determination of any rating, opinion, recommendation, analysis, estimate, target price, or selection of securities in an index. Furthermore, all S&P Global employees are prohibited from influencing, or attempting to influence, Ratings Analysts on the basis of Sales or Marketing Considerations.

To reinforce the independence of S&P Global analytical Divisions from one another, Analysts from different S&P Global Divisions must conduct their work separately from one another, except in accordance with controls or monitoring provided for in this Policy and its related Guidelines.

Conflicts of Interest

To protect against actual, potential, or perceived conflicts of interest that may arise from participation in Analytical Activities and Sales Activities or Commercial Activities, as explained in the Guidelines to this Policy, Analysts are subject to certain restrictions concerning Commercial Activities and Sales Activities in both internal and external meetings and events. Analysts, except for Index Analysts, may not attend portions of such meetings or events in which Commercial Activities or Sales Activities are discussed. In addition, S&P Global Ratings' Analysts are prohibited from participating in, and from attending portions of meetings (including conference calls) or events relating to, Sales or Marketing Activities. No Analysts can participate in Road Shows. For purposes of Index Services, an external meeting or event publicizing an index or related ETF does not constitute a Road Show; however, Index Analysts may only participate in Educational Activities at such events and must clearly identify their participation as such with appropriate disclaimers. Other S&P Global employees must follow the Guidelines associated with this Policy when including Analysts in internal or external meetings and events. Notwithstanding these prohibitions, to promote external marketplace transparency regarding S&P Global services and products, Analysts, other than Ratings Analysts, may participate in Educational Activities in accordance with the Guidelines; Ratings Analysts may participate in such Educational Activities to the extent these constitute Ratings Transparency and Educational Objectives.

In addition, S&P Global employees are prohibited from engaging in unfair, coercive, or abusive practices, such as issuing or modifying, conditioning or threatening to condition, credit ratings, rankings or opinions in research reports, or recommendations for the selection of securities for an index, based on the purchase of any other service or product of S&P Global by the related obligor or issuer, or an affiliate of the obligor or issuer. This prohibition also includes issuing or lowering - or making related threats to issue or lower - a credit rating of a security or money market instrument issued by an asset pool or as part of any asset - or mortgage - backed security transaction unless all or a portion of the assets within such pool or such transaction are also rated by S&P Global, if such actions are taken with an anticompetitive intent.

For purposes of this Policy, the following definitions apply:

> **"Analytical Activities"** means (a) participating in the substantive assessment to determine or approve a rating or opinion, recommendation, estimate, evaluated price, target price, or index, or (b) developing or approving the analytical procedures or methodologies used to determine a rating

or opinion, recommendation, estimate, evaluated price, target price, or index, or (c) participating in the selection of securities in an index.

"Commercial Activities" means negotiating, discussing, or arranging fees or payments or collecting fees or payments.

"Confidential Information" means information not generally publicly available or known that is created or received by S&P Global in the course of its business activities. It includes three types of information: (a) Confidential Information regarding an issuer that the issuer or its agent provides and designates as Confidential Information, which may constitute material, non-public information in some cases; (b) material, non-public information obtained from any source; and (c) unpublished ratings, opinions, recommendations, selections of securities within an index, estimates, target prices, and related unpublished analysis, reports and press releases created by S&P Global employees.

"Division" means either S&P Global Ratings' NRSRO, S&P Global Market Intelligence or S&P Dow Jones Indices.

"Educational Activities" means supporting S&P Global brand and, generally, its services and products and/or explaining or demonstrating S&P Global services and products. It includes advancing knowledge (a) through oral or written media, (b) in person, digitally, or via phone or the Internet, and (c) either one-on-one or one-to-many with those outside of S&P Global, including participation in meetings, conferences, or other organized group functions. Educational Activities do not include Sales Activities or Commercial Activities.

"Index Analyst" means an employee in the Index Management and Production Group or Index Governance Group of Index Services who participates in the selection of securities for an index, calculation of indices or changes to methodology.

"Ratings Analyst" means an employee of S&P Global Ratings referred to as "Analytic & Criteria Employee" in S&P Global Ratings Glossary for Terms for Policies and Guidelines. Examples include S&P Global Ratings employees who are Analysts and employees in S&P Global Ratings' "Criteria Advisory", "Criteria and Model Validation", "Criteria Development and Approval", or "Ratings Risk Review" functions.

"Ratings Transparency and Educational Objectives" means:
  i. increasing the transparency of S&P Global Ratings' Credit Rating Activities[1] in order to promote marketplace understanding of Credit Rating Activities and competition among credit rating agencies on the basis of the substance and quality of their Credit Ratings[2] and the criteria they use,
  ii. helping actual or prospective issuers, other market participants or external parties and other employees better understand S&P Global Ratings' Credit Ratings and criteria, and
  iii. helping actual or prospective issuers, other market participants or external parties and other Employees better understand the different roles and responsibilities of S&P Global Ratings' employees, and the communications and activity restrictions imposed on these employees by S&P Global Ratings.

"Road Show" means, as commonly understood in the financial services industry, presentations and events in relation to a sale of securities, and any other activities related to the sale or promotion of an Issuer's debt or equity securities or a fund or fund sponsor. For purposes of Index Services, an external meeting or event publicizing an index or related ETF does not constitute a Road Show.

"S & P Global Market Intelligence Analysts" means an employee of S & P Global Market Intelligence who participates in the substantive assessment to determine or approve an opinion, recommendation, estimate, and evaluated price or target price. S & P Global Market Intelligence Analysts include Investment Advisory Services Analysts, Pricing Analysts and Research Analysts. "Sales Activities" means the activities or processes of persuading a person or entity to purchase one or more of S&P Global services or products.

"Sales or Marketing Activities" means activities that relate to or are directed at increasing, improving, maintaining, obtaining, securing or defending the sales, revenues, marketing, business development, market share or market position of S&P Global Ratings, any affiliate of S&P Global Ratings, or any of their respective products or services, including, without limitation, all efforts to solicit business from, or "pitch" products or services to, an issuer or prospective issuer, and any other efforts to sell or market the products or services of S&P Global Ratings or any affiliate of S&P Global Ratings to existing or prospective clients. Sales or Marketing Activities do not include credit rating activities or activities aimed at Ratings Transparency and Educational Objectives.

"Sales or Marketing Considerations" means any consideration, concern, communication, plan, goal or objective relating to or directed at Sales or Marketing Activities.



S&P Global Ratings
Code of Conduct

May 23, 2016

S&P Global Ratings
Code of Conduct
May 23, 2016

Table of Contents

Introduction   3

1.   Quality of the Credit Rating Process   3

2.   Integrity of the Credit Rating Process   5

3.   Independence and Avoidance of Conflicts of Interest   5

4.   Transparency and Disclosure   6

5.   The Treatment of Confidential Information   7

6.   Enforcement of the Code of Conduct and Policies   8

7.   What are Credit Ratings and Their Limits?   8

Capitalized terms are defined in S&P Global Ratings Glossary of Terms for Policies and Procedures.

Introduction

The mission of S&P Global Ratings is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In pursuit of this mission, among other things, S&P Global Ratings engages in Credit Rating Activities and issues Credit Ratings.

S&P Global Ratings has adopted this Code of Conduct (the "Code") to reflect the high-level principles that govern the conduct of its Credit Rating Activities.[1] This Code also reflects the high-level principles underlying Regulatory Requirements in the jurisdictions where S&P Global Ratings conducts Credit Rating Activities. S&P Global Ratings implements the principles set forth in this Code through policies, procedures, and guidelines (collectively, "policies") as well as through its operational and control infrastructures.

All Employees must comply with this Code and its related policies. Each year all Employees are required to read the Code and affirm their compliance with it and its related policies by signing an affirmation statement. The President of S&P Global Ratings (or her/his designee) is responsible for overseeing compliance with this Code, its related policies, and S&P Global Ratings Regulatory Commitments and must approve in writing the grant of exceptions to this Code or its related policies but may only grant such exceptions when they do not otherwise violate a Regulatory Commitment or other applicable law or regulation. S&P Global Ratings Designated Compliance Officer has day-to-day operational responsibility for compliance with, and interpretation of, the Code, its related policies, and S&P Global Ratings Regulatory Commitments.

1. Quality of the Credit Rating Process

1.1 S&P Global Ratings will clearly define its rating symbols and apply those symbols in a consistent manner. When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will differentiate Credit Ratings of structured finance products from other Credit Ratings, including through additional disclosures or the use of different rating symbols.

1.2 S&P Global Ratings will establish and maintain Criteria for the issuance of its Credit Ratings and will require consistent application of its Criteria. S&P Global Ratings Criteria is rigorous, systematic, continuous and based upon historical experience (including back-testing) and objective validation.

1.3 S&P Global Ratings will establish and maintain measures that Employees must follow for the ongoing annual review of its Criteria and the ongoing periodic review of models consistent with Regulatory Requirements. To the extent possible and when mandated by Regulatory Requirements, Employees conducting these reviews will be independent from the Practice Areas performing the relevant Credit Rating Activities.

1.4 Each Credit Rating is based on a thorough analysis of all information known to, and believed relevant by, the applicable S&P Global Ratings Rating Committee in accordance with its Criteria.

1.5 Each Credit Rating Action will be accompanied by a Credit Rating Rationale; however, a Credit Rating Rationale may support more than one Credit Rating.

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[1]   This Code replaces the S&P Ratings Services Code of Conduct dated December 31, 2015. This Code aligns with principles established by the International Organization of Securities Commissions ("IOSCO") in its Code of Conduct Fundamentals for Credit Rating Agencies, revised March 2015, and IOSCO's Statement of Principles Regarding The Activities of Credit Rating Agencies, published in September 2003.

1.6 S&P Global Ratings will establish and maintain measures so that the Analysts assigned to determine a Credit Rating have appropriate individual or collective knowledge and experience to determine the creditworthiness of the applicable Rated Entity or Security.

1.7 S&P Global Ratings is committed to hiring sufficient personnel with the appropriate level of knowledge and skills to allow for the appropriate and smooth operation of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings will devote sufficient resources and personnel to determining initial Credit Ratings as well as conducting ongoing surveillance of existing Credit Ratings (except for point-in-time, suspended, or withdrawn Credit Ratings). S&P Global Ratings will establish and maintain measures to have adequate resources to supervise diligently its Employees and others who conduct business on its behalf.

1.8 S&P Global Ratings employs Analytical Managers, senior managers, and officers who are of good repute and sufficiently skilled and experienced for the sound and prudent management of S&P Global Ratings and its Credit Rating Activities. S&P Global Ratings does not hire individuals where material doubt exists as to the individuals' ability to fairly and impartially execute their responsibilities or as to the individuals' integrity and holds Employees to the highest standards of integrity and ethical behavior.

1.9 Consistent with S&P Global Ratings Criteria and policies, Rating Committees (and not individual Analysts) determine Credit Ratings. However, under certain circumstances, S&P Global Ratings issues Credit Ratings that are derived either in whole or in part from other Credit Ratings. In this regard, and under certain circumstances, an Employee may apply an existing Issue or Issuer Credit Rating on an entity (previously determined by a Rating Committee) to another Issuer and/or Issue (i.e. a Linked Rating Action).

1.10 S&P Global Ratings will not issue a Credit Rating unless it concludes that it has (a) information of satisfactory quality to determine a high quality Credit Rating, (b) sufficient Analysts with appropriate knowledge and experience to determine a high quality Credit Rating, and (c) sufficient historical experience or information to appropriately rate a new type of structure or a new entity, when applicable. S&P Global Ratings will withdraw an existing Credit Rating when necessary and appropriate or where the withdrawal is required by law or regulation.

1.11 When S&P Global Ratings issues a Credit Rating and its associated Credit Rating Rationale, S&P Global Ratings will not misrepresent the nature of the Credit Rating or make any statements that could reasonably mislead potential users of the Credit Rating. In jurisdictions that impose specific disclosure requirements related to Credit Ratings, S&P Global Ratings will publish or release the requisite information in the relevant Credit Rating Rationales or through other permitted means. When required by law or regulation or where feasible and appropriate, S&P Global Ratings will appropriately disclose the limitations of a Credit Rating that involves a type of entity or financial instrument with limited historical data.

1.12 When required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings will provide an Issuer with an opportunity to review the Credit Rating Rationale associated with its Credit Rating prior to its publication or release to protect against factual errors or inadvertent release of Confidential Information. When required by law or regulation , if S&P Global Ratings amends a Rating Decision after receiving feedback from the Issuer, S&P Global Ratings will indicate that, prior to issuance, the Rating Decision was disclosed to the issuer and amended following that feedback.

1.13 When required by law or regulation or where feasible and appropriate, except for point-in-time, withdrawn, or suspended Credit Ratings, S&P Global Ratings will monitor outstanding Credit Ratings on an ongoing, at least annual, basis and will update those Credit Ratings when warranted and consistent with its Criteria and policies. S&P Global Ratings may update Credit Ratings because of changes in circumstances of the Rated Entity (including changes in the underlying assets for structured finance products) or changes in applicable Criteria. S&P

Global Ratings will update outstanding Credit Ratings on a timely basis and consistent with Regulatory Requirements.

1.14 When changing a public Credit Rating, S&P Global Ratings will publicly announce a revised Credit Rating. When withdrawing a public Credit Rating S&P Global Ratings will publicly announce the reason for the withdrawal and will either affirm the existing Credit Rating or publicly announce a revised Credit Rating. If S&P Global Ratings continues to publish a withdrawn Credit Rating, the Credit Rating will indicate the last date that the withdrawn Credit Rating was updated and will indicate that the Credit Rating is no longer subject to monitoring or update.

1.15 When consistent with Regulatory Requirements and S&P Global Ratings policies if an actual or potential conflict of interest is identified for an existing Credit Rating, S&P Global Ratings will assess the existing Credit Rating.

2. Integrity of the Credit Rating Process

2.1 S&P Global Ratings and its Employees will comply with all Regulatory Requirements and other applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

2.2 S&P Global Ratings will provide appropriate training to Employees and officers to facilitate compliance with this Code as well as S&P Global Ratings Criteria and policies.

2.3 S&P Global Ratings and its Employees will deal fairly and honestly with Issuers, investors, other market participants, and the public.

2.4 S&P Global Ratings and its Employees strive to issue Credit Ratings that are independent, unbiased, based upon objective Criteria, and well-substantiated. S&P Global Ratings and its Employees may receive feedback from Issuers, investors, other market participants, or the public on its Criteria, Credit Ratings, Credit Rating Rationales, or other published materials. S&P Global Ratings may consider such feedback when assessing whether to revise that material, but will only make changes that are warranted based upon its own objective and independent assessment of the feedback.

2.5 S&P Global Ratings and its Employees will not make threats about potential credit rating actions or promise or guarantee (implicitly or explicitly) a particular Credit Rating prior to a determination of the Credit Rating by the Rating Committee and will not issue a Credit Rating that is not based upon its Criteria.

2.6 S&P Global Ratings will establish and maintain control functions (including its quality, criteria and risk functions), as well as a compliance function, to monitor S&P Global Ratings compliance with its Regulatory Requirements and policies. As required by law or regulation, these control and compliance functions are independent from the Practice Areas responsible for S&P Global Ratings Credit Rating Activities, Ancillary Services, and Other Services. The compliance function will have the necessary authority, resources, expertise and access to all relevant information to discharge its responsibilities properly and independently, as required by law or regulation, including having a senior level employee with the requisite skill set serve as its compliance officer in charge of the compliance function.

3. Independence and Avoidance of Conflicts of Interest

3.1 S&P Global Ratings will establish and maintain reporting lines and compensation arrangements for compliance officers and Employees in Control Roles and Analytical Roles that reinforce the independence of their respective judgments. For a compliance officer or Employee in a Control Role this means that S&P Global Ratings will not consider its financial performance when evaluating the performance or determining the compensation (including incentive awards) of those Employees. For an Employee in an Analytical Role this means that S&P Global Ratings will not consider the commercial implications (such as revenue, fees, or market share) of that Employee's analytical decisions when evaluating the performance or determining the compensation (including incentive awards) of that Employee.

3.2   To minimize the potential for bias as well as potential conflicts of interest from long-standing relationships between Issuers and Employees in Analytical Roles, S&P Global Ratings requires Primary Analysts to rotate analytical responsibility over time and in a manner that will promote the continuity of the ratings process. In addition, when required by law or regulation or where otherwise feasible and appropriate, S&P Global Ratings also rotates Rating Committee Chairpersons and/or other Analysts.

3.3   S&P Global Ratings will establish and maintain measures to protect against Analysts and other Employees directly involved in Credit Rating Activities engaging in Commercial Activities or other activities that may create an actual or potential conflict of interest or that may compromise the independence and objectivity of S&P Global Ratings Credit Ratings Activities.

3.4   S&P Global Ratings will establish and maintain controls so that the Ancillary Services and Other Services of S&P Global Ratings or its affiliates do not affect S&P Global Ratings Credit Rating Activities.

3.5   S&P Global Ratings will take a Credit Rating Action regardless of the potential effect (economic, political, or otherwise) of that action on S&P Global Ratings, an affiliate, an Issuer, an investor, or any other market participant.

3.6   S&P Global Ratings will establish and maintain written policies and measures to (a) identify and (b) eliminate, or manage and disclose, as required by law or regulation or where otherwise feasible and appropriate, any actual or potential conflicts of interest that may influence S&P Global Ratings Credit Rating Activities as well as the opinions and analyses of S&P Global Ratings or the judgment and analyses of its Analysts.

3.7   Employees (including officers of S&P Global Ratings) will not directly participate in Credit Rating Activities related to an Issuer when engaged in employment discussions with that Issuer.

3.8   S&P Global Ratings will report to the Securities and Exchange Commission when it knows that a person who was associated with S&P Global Ratings within the previous five years obtains employment with an arranger, obligor, Issuer, underwriter, or sponsor of a security or money market instrument for which S&P Global Ratings has issued a Credit Rating within 12 months prior to the employment.

4. Transparency and Disclosure

4.1   S&P Global Ratings will disclose to the public all information that it is required to disclose pursuant to its Regulatory Requirements, including as related to material modifications to Criteria, Unsolicited Credit Ratings, and its conflict avoidance and management measures. The information that S&P Global Ratings is required to disclose generally includes Credit Ratings, Credit Rating Rationales, Criteria, policies, the general nature of compensation arrangements, information on conflicts of interest, and periodic information on the performance of its Credit Ratings. S&P Global Ratings will disclose required information in a timely manner and consistent with its Regulatory Requirements.

4.2   S&P Global Ratings will establish and maintain measures designed to prevent confusion between its Credit Rating Activities and its Ancillary Services and Other Services by Issuers or the public.

4.3   S&P Global Ratings and its Employees will not state or imply that a regulator has approved or endorsed its Criteria, Credit Ratings, or Credit Rating Activities. S&P Global Ratings will take appropriate steps to protect against an unregistered entity using its name to publish Credit Ratings.

5. The Treatment of Confidential Information

Nothing herein or in our policies prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

5.1   S&P Global Ratings and its Employees will protect Confidential Information entrusted to it and its Employees by Issuers in connection with the performance of Credit Rating Activities. Unless otherwise permitted by law or regulation and/or with the agreement/consent of the Issuer or its agent when appropriate, S&P Global Ratings will not publish or disclose Confidential Information received in connection with its Credit Rating Activities. S&P Global Ratings may incorporate Confidential Information in a manner that will not disclose it into its Credit Ratings and documents published as part of its Credit Rating Activities.

5.2   Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only use Confidential Information received in connection with Credit Rating Activities for those activities, administrative responsibilities directly supporting Credit Rating Activities, or related oversight responsibilities.

5.3   Unless otherwise permitted by law or regulation and S&P Global Ratings policies, S&P Global Ratings and its Employees will only provide Confidential Information to an affiliate or other Employee when that affiliate or other Employee needs to know the information to appropriately perform Credit Rating Activities, administrative responsibilities that directly support Credit Rating Activities, or related oversight responsibilities.

5.4   S&P Global Ratings outsources certain activities related to its Credit Rating Activities. In connection with the outsourcing of these activities, S&P Global Ratings will establish and maintain measures requiring Service Providers to protect Confidential Information received from S&P Global Ratings.

5.5   Employees will not use or share Confidential Information for their personal benefit, including to buy, sell, or sell short Securities about which they possess Confidential Information.

5.6   S&P Global Ratings and its Employees will protect Confidential Information with respect to S&P Global Ratings Credit Rating Activities, including (a) internal processes or conversations with respect to a prospective Credit Rating, (b) the timing or content of pending Credit Rating Actions (except to the related Issuer and its designated agents), and (c) pending changes to Criteria or policies.

5.7   S&P Global Ratings and its Employees will take reasonable measures to protect the Confidential Information, property and records belonging to, or in the possession of, S&P Global Ratings from fraud, theft, misuse or inadvertent disclosure.

6. Enforcement of the Code of Conduct and Policies

6.1   Consistent with applicable Regulatory Requirements, S&P Global Ratings will establish and maintain measures that Employees must follow for handling (a) Complaints, (b) certain legal, regulatory or disclosure matters that trigger reporting to regulators, and (c) good faith reports that another Employee has violated a Regulatory Requirement or other law or regulation, this Code, or S&P Global Ratings policies, or has engaged in unethical behavior. S&P Global Ratings will not take, or allow Employees to take, retaliatory actions against other Employees who make good faith reports pursuant to this provision.

6.2   Consistent with applicable Regulatory Requirements, S&P Global Ratings has designated appropriate personnel to monitor for compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies.

6.3   S&P Global Ratings will establish and maintain (a) appropriate administrative and accounting procedures, (b) internal control mechanisms, (c) effective procedures for risk assessment, and (d) effective control and safeguard arrangements for information processing systems to support its compliance with its Regulatory Requirements, this Code, and S&P Global Ratings policies. S&P Global Ratings will maintain its books and records consistent with applicable Regulatory Requirements and to demonstrate compliance with this Code and S&P Global Ratings policies.

7. What are Credit Ratings and Their Limits?

7.1   Credit Ratings are forward-looking, current opinions regarding the creditworthiness of Rated Entities. Credit Ratings are based on information supplied to S&P Global Ratings by a Rated Entity and/or its Related Third Parties (collectively referred to as the "Issuer") as well as information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the Issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with S&P Global Ratings rating and surveillance processes.

7.2   Credit Ratings do not constitute investment, financial, or other advice. Credit Ratings are not recommendations to purchase, hold, or sell a particular Security or to make any other investment decision. Credit Ratings do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. The assignment of a Credit Rating to a Rated Entity does not guarantee the performance of the Rated Entity. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, any Issuer, investor, or any other person. Credit Ratings are not verifiable statements of fact.

7.3   Pursuant to Regulatory Requirements in certain jurisdictions, S&P Global Ratings has established controls so that the information used to determine Credit Ratings is of satisfactory quality, meaning a sufficient quantity of information, received on a timely basis, and considered reliable by S&P Global Ratings. In this regard, while S&P Global Ratings has established policies for compliance with these Regulatory Requirements, these policies do not constitute an audit of the information and are not designed to prevent or detect fraud. As such, even with appropriate controls around the receipt and use of such information, S&P Global Ratings cannot guarantee that all the information it receives and uses is complete or accurate. Consistent with applicable policies, S&P Global Ratings will not issue initial Credit Ratings and will withdraw or suspend existing Credit Ratings when information of satisfactory quality is unavailable.

7.4   S&P Global Ratings may at any time suspend, modify, lower, raise, or withdraw a Credit Rating or place a Credit Rating on CreditWatch in accordance with its policies.

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Failure to comply with this Code and its related policies may result in disciplinary action, up to and including termination of employment.

This Code is available to the public without charge on S&P Global Ratings Web site, [www.standardandpoors.com.](www.standardandpoors.com) By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings policies and other controls.

S&P Global Ratings
55 Water Street
New York, NY 10041

www.standardandpoors.com



S&P Global Ratings
Code of Conduct - Australia

May 13, 2016

S&P Global Ratings
Code of Conduct - Australia
May 13, 2016[1]

Table of Contents

Introduction		3
What are Ratings		3
1.	Quality and Integrity of the Credit Rating Process	4
2.	Independence and Avoidance of Conflicts of Interest	7
3.	Responsibilities to the Investing Public, Rated Entities, Obligors, Originators, Underwriters and Arrangers	9
4.	Governance, Risk Management and Employee Training	12
5.	Disclosure and Communication with Market Participants	13
6.	Definitions	13
7.	IOSCO Code of Conduct Fundamentals for Credit Rating Agencies	14

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[1] This Code of Conduct replaces the Standard & Poor's Ratings Services Code of Conduct - Australia dated December 31, 2013. It should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct.

Introduction

References to "S&P Global Ratings" in the sections below are to Standard & Poor's Australia Pty. Limited unless the context otherwise requires.

S&P Global Ratings' mission is to provide high-quality, objective, independent, and rigorous analytical information to the marketplace. In order to achieve its mission, S&P Global Ratings strives for analytic excellence at all times; evaluates its rating criteria, methodologies, and procedures on a regular basis; and modifies or enhances them as necessary to respond to the needs of the global capital markets.

S&P Global Ratings endeavors to conduct the rating and surveillance processes in a manner that is transparent and credible and that also maintains the integrity and independence of such processes in order to avoid any compromise by conflicts of interest, abuse of confidential information, or other undue influences.

This Code of Conduct (this "Code") replaces the Standard & Poor's Ratings Services Code of Conduct – Australia dated December 31, 2013 and applies to employees in Australia only. This Code should be read in conjunction with the current version of the global S&P Global Ratings Code of Conduct. S&P Global Ratings has adopted this Code in order to further align its policies, procedures, and guidelines with Code of Conduct Fundamentals for Credit Rating Agencies published in December 2004, as amended in May 2008 and in March, 2015 (the "IOSCO Code"), by the International Organisation of Securities Commissions ("IOSCO") and in order to meet regulatory requirements in certain jurisdictions that require S&P Global Ratings to comply with the IOSCO Code. Variations from the IOSCO Code are set forth in Section 7 of this Code.

This Code is available to the public without charge on S&P Global Ratings website, www.standardandpoors.com.au. By making this Code available to the public, S&P Global Ratings does not assume any responsibility or liability to any third party arising out of or relating to this Code. This Code shall not form a part of any contract with any third party, and no third party shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. S&P Global Ratings in its sole discretion may revise this Code to reflect changes in market, legal, and regulatory circumstances and changes to S&P Global Ratings controls, policies, procedures, and guidelines.

S&P Global Ratings expects all S&P Global Ratings employees in Australia ("employees") to comply with this Code and the related policies, procedures and guidelines. Each year all S&P Global Ratings employees shall be required to read this Code and affirm their compliance with the current version of the global S&P Global Ratings Code of Conduct, this Code and all related S&P Global Ratings policies and guidelines by signing an Affirmation Statement. Any exceptions to this Code or the related policies, procedures and guidelines should be approved in writing by the nominee of the board of directors of S&P Global Ratings or her/his designee who shall be responsible for the interpretation of this Code and the related policies, procedures and guidelines, or, to the extent applicable, by the President of S&P Global Ratings' Nationally Recognised Statistical Ratings Organisation.

Failure to comply with this Code and the related policies, procedures and guidelines may result in disciplinary action, up to and including termination of employment.

Capitalised terms used herein are defined in Section 6 of this Code.

What are Ratings?

Ratings are current opinions regarding the creditworthiness of issuers or issues. Ratings are based on information supplied to S&P Global Ratings by the issuer or its agents and information obtained by S&P Global Ratings from other sources it considers reliable. S&P Global Ratings relies on the issuer, its accountants, counsel, advisors, and other experts for the accuracy, completeness, and timeliness of the information submitted in connection with the rating and surveillance processes.

Ratings do not constitute investment, financial or other advice. Ratings are not recommendations to purchase, hold or sell a particular security or to make any other investment decision. Ratings and other opinions do not comment on the suitability of an investment for a particular investor and should not be relied on when making any investment decision. S&P Global Ratings does not act as an investment, financial, or other advisor to, and does not have a fiduciary relationship with, an issuer, investor, or any other person.

S&P Global Ratings is committed to issuing ratings only when it has a sufficient amount of information that is of a satisfactory quality as set forth in the S&P Global Ratings Credit Rating Information and Data Policy. If information is deemed to be from reliable sources, as further discussed in that policy, S&P Global Ratings does not independently verify the information. Ratings are not verifiable statements of fact. The assignment of a rating to an issuer or an issue by S&P Global Ratings should not be viewed as a guarantee of the accuracy, completeness, or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

S&P Global Ratings reserves the right at any time to suspend, modify, lower, raise, or withdraw a rating or place a rating on CreditWatch in accordance with its policies, guidelines and procedures.

1. Quality and Integrity of the Credit Rating Process

A. Quality and Integrity of the Credit Rating Process

1.1   S&P Global Ratings must use rating criteria and methodologies that reflect rigorous analysis and systematic processes, and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.2   Each rating must be based on a thorough analysis of all information known to S&P Global Ratings and believed by S&P Global Ratings to be relevant to its analysis according to S&P Global Ratings established criteria and methodologies.

1.3   S&P Global Ratings must adopt reasonable measures designed to ensure that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4   S&P Global Ratings must adopt reasonable measures so that the information it uses in assigning a rating is of sufficient quality to support a credible rating. S&P Global Ratings must only issue ratings when it has sufficient information and data.

1.5   In assessing the creditworthiness of an issuer or issue, Analysts involved in the preparation or review of any rating must use criteria and methodologies established by S&P Global Ratings. Analysts must consistently apply the then-existing rating criteria and methodologies in the analytical process for any Rating Action, in each case, as determined by S&P Global Ratings.

1.6   S&P Global Ratings must define the meaning of each category in its rating scales and apply those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7   Credit ratings must be assigned by a vote of a rating committee comprised of Analysts and not by any individual Analyst. Ratings must reflect all information known, and believed to be relevant, to the rating committee, consistent with S&P Global Ratings' established criteria and methodologies.

1.8   S&P Global Ratings must use Analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied.

1.9   S&P Global Ratings must maintain internal records accurate and sufficiently detailed and comprehensive to support its credit opinions for such period as may reasonably be necessary to promote the integrity of its credit rating process, including to permit internal audit, compliance, and quality control functions to review past credit rating actions in order to carry out the responsibilities of those functions and, where a longer period is prescribed, in accordance with applicable law .S&P Global Ratings employees should comply with its policies on maintenance, retention, and disposition of records and with the requirements of applicable laws and regulations.

1.10   S&P Global Ratings and its Analysts must take steps to avoid publishing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or issue.

1.11 S&P Global Ratings must endeavor to devote sufficient resources to perform credible credit assessments for all issuers and issues it rates. When deciding whether to rate or continue rating an issuer or issue, S&P Global Ratings must assess whether it is able to devote sufficient Analysts with sufficient skill sets to make a credible credit assessment, and whether its Analysts likely will have access to sufficient information needed in order to make such an assessment, including when the credit assessment involves a type of financial product presenting limited historical data. Although S&P Global Ratings undertakes no duty to audit or otherwise verify information it receives.

1.12 S&P Global Ratings must establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations S&P Global Ratings currently rates.

1.13 S&P Global Ratings must establish and implement and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis and pursuant to an established timeframe, of all aspects of the S&P Global Ratings' credit rating methodologies (including models and key assumptions) and significant changes to them. S&P Global Ratings must assess whether existing methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured product change materially. Where feasible and appropriate, this function must be independent of the business lines that are principally responsible for rating various classes of issuers and obligations.

1.14 S&P Global Ratings must endeavor to structure its rating teams of Analysts in a manner that promotes continuity but avoids bias in the credit rating process and that promotes the high quality and integrity of the rating process.

1.15 S&P Global Ratings must allocate adequate personnel and financial resources to monitoring and updating its ratings. In accordance with S&P Global Ratings established policies, guidelines, and procedures for surveillance, unless the issuer requests a rating without surveillance (in which case the rating should clearly indicate that it does not entail ongoing surveillance), once a rating is assigned S&P Global Ratings must monitor on an ongoing basis and update the rating by:

   a. regularly reviewing the creditworthiness of the rated entity or obligation;

   b. initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action (including withdrawal of a rating), consistent with the applicable rating criteria and methodology;

   c. reviewing, where appropriate, the impact of a change in ratings criteria, models or key rating assumptions on both initial ratings and subsequent ratings within a reasonable period of time;

   d. updating on a timely basis the rating, as appropriate, based on the results of such review; and

   e. where appropriate, incorporating all cumulative experience obtained.

1.16 If S&P Global Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of existing ratings, each team must have the requisite level of expertise and resources to perform its respective functions in a timely manner.

1.17 S&P Global Ratings must ensure that it establishes and maintains clear policies and procedures for dissemination of credit ratings that are the result or subject of credit rating actions and the related reports, and for the withdrawal of credit ratings. Where S&P Global Ratings makes its ratings available to the public, S&P Global Ratings must publicly announce if it withdraws a rating of an issuer or issue. Where ratings are provided only to its subscribers, S&P Global Ratings must announce to its subscribers if it withdraws a rating of an issuer or issue. In both cases, any publications by S&P Global Ratings of the withdrawn rating must indicate that the rating was withdrawn and also indicate the rating of the issuer or issue immediately preceding the withdrawal.

B. Integrity of the Credit Rating Process

1.18 S&P Global Ratings and its employees must deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers and users of credit ratings.

1.19 Employees must be held to high standards of integrity and ethical behaviour, and S&P Global Ratings must not employ individuals where there is evidence that they have compromised integrity.

1.20 S&P Global Ratings and its Analysts must not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger or user of its ratings about the outcome of a particular rating prior to the determination of the rating by the applicable rating committee. This does not preclude S&P Global Ratings from developing prospective indications in a manner that is consistent with S&P Global Ratings' policies and procedures and also consistent with the IOSCO Code.

1.21 Neither S&P Global Ratings nor its employees may make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers or users of its ratings to pay for credit ratings or other services.

1.22 S&P Global Ratings and its employees are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations and the design of structured finance products

1.23 S&P Global Ratings and its employees shall comply with all applicable laws and regulations governing S&P Global Ratings activities in each jurisdiction in which it operates.

   a. The S&P Global Ratings Compliance Officer shall be responsible for monitoring reviewing the compliance of S&P Global Ratings and its employees with the provisions of this Code and with applicable laws and regulations.

   b. The S&P Global Ratings Compliance Officer shall be responsible for reviewing the adequacy of S&P Global Ratings' policies, procedures and controls designed to ensure such compliance. In fulfilling this role, the S&P Global Ratings Compliance Officer is assisted by others in the Global Regulatory Affairs Department, the Executive Managing Director of S&P Global Ratings Legal Affairs, the S&P Global Ratings Legal Department, and personnel in S&P Global Ratings responsible for analytical quality, criteria, and policymaking.

   c. The reporting lines and determination of the amount of compensation for the S&P Global Ratings Compliance Officer shall be independent of S&P Global Ratings rating operations.

1.24 An employee who becomes aware of any conduct by another employee or entity under common control with S&P Global Ratings in violation of this Code; the related policies, procedures and guidelines; any law applicable to S&P Global Ratings; or that is unethical has a responsibility to promptly report such conduct to his or her supervisor, the Human Resources Department, the Compliance Department for the individual's business unit or the Legal Department. However, in situations where individuals prefer to submit a written report, anonymously or in confidence, S&P Global offers access to a site hosted by a third party provider http://www.mhfi.ethicspoint.com/. Through this site, you are able to submit reports relating to actual or suspected violations of our Code of Business Ethics, as well as matters related to Company policies, procedures and other standards. Any individual referred to in the two preceding sentences who receives such a report from an employee shall take appropriate action, as determined by the laws and regulations of the applicable jurisdiction and the applicable policies, procedures and controls set forth by S&P Global Ratings. S&P Global Ratings prohibits any form of retaliation against an employee who in good faith reports such conduct or who in good faith assists in the investigation of such conduct. An employee who retaliates against another employee for either of these reasons shall be subject to disciplinary action up to and including termination.

1.25 An employee may report conduct that is in violation of this Code; the related policies, procedures, and guidelines; any law applicable to S&P Global Ratings; or that is unethical by calling the S&P Global Employee Hotline at 1-888-722-3277, which is available to employees worldwide and provides a confidential way of reporting such conduct.

1.26 In order to maintain S&P Global Ratings' independence, objectivity, and credibility, S&P Global Ratings shall maintain complete editorial control at all times over Rating Actions and all other materials it disseminates to the public, including, but not limited to, rating definitions and criteria, reports, research updates, studies, commentaries, media releases, rating opinions, or any other information relating to its ratings. S&P Global Ratings editorial control shall include decisions as to when, or even if, any Rating Actions and such other materials and information should be disseminated.

2. Independence and Avoidance of Conflicts Of Interest

A. General

2.1 S&P Global Ratings shall not forbear or refrain from taking a Rating Action, if appropriate, based on the potential effect (economic, political, or otherwise) of the Credit Rating Action on S&P Global Ratings, a rated entity, obligor, originator, underwriter, arranger, investor or other market participant.

2.2 S&P Global Ratings and its employees shall use care and professional judgment to maintain both the substance and appearance of S&P Global Ratings' and its employees' independence and objectivity.

2.3 The determination of a rating by a rating committee shall be influenced only by factors known to the rating committee that are believed by it to be relevant to assessing the creditworthiness of the rated entity or obligation.

2.4 Ratings assigned by S&P Global Ratings to an entity or obligation shall not be affected by the existence of, or potential for, a business relationship between S&P Global Ratings (or any Non-Ratings Business) and the rated entity, obligor, originator, underwriter or arranger (or any of their affiliates) or any other party, or the non-existence of such a relationship.

2.5 S&P Global Ratings shall operationally separate its credit rating business and its analysts from any other business that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, S&P Global Ratings' policies, procedures and controls shall be designed to minimise the likelihood that conflicts of interest will arise and S&P Global Ratings shall disclose why it believes that those other businesses do not present a conflict of interest with its credit rating business.

B. S&P Global Ratings' Policies, Procedures, Controls and Disclosures

2.6 S&P Global Ratings shall adopt written internal policies, procedures and controls to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, Rating Actions or the analyses of S&P Global Ratings or the judgment and analyses of S&P Global Ratings' employees. Among other things, such policies and procedures must address how the conflicts described below, to the extent applicable, can potentially influence S&P Global Ratings' credit rating methodologies or Rating Actions:

   a. being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

   b. being paid by subscribers with a financial interest that could be affected by a Rating Action;

   c. being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to credit ratings;

   d. providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

   e. having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in S&P Global Ratings.

2.7 S&P Global Ratings shall disclose actual and potential conflicts of interest (including but not limited to those identified in Section 2.6, of this Code to the extent applicable) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a Credit Rating Action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest must be disclosed in the same form and through the same means as the relevant Rating Action.

2.8 S&P Global Ratings shall disclose the general nature of its compensation arrangements with rated entities, obligors, lead underwriters or arrangers.

    a. Where S&P Global Ratings receives from a rated entity, obligor, originator, lead underwriter or arranger compensation unrelated to its credit ratings services, S&P Global Ratings shall disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, originator, lead underwriter or arranger in the relevant credit rating report or elsewhere, as appropriate.

    b. S&P Global Ratings shall disclose in the relevant credit rating report or elsewhere, as appropriate, if, in the most recently ended fiscal year, it received 10 percent or more of its total net revenue from a single client (rated entity, obligor, lead underwriter, arranger or subscriber or any of their affiliates for the fiscal year.

2.9 S&P Global Ratings shall encourage structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of S&P Global Ratings. S&P Global Ratings shall disclose in its Credit Rating Action announcements whether the issuer of a structured finance product has informed it that it is publicly disclosing all relevant information about the obligation being rated or if the information remains non-public.

2.10 S&P Global Ratings must not hold or transact in trading instruments presenting a conflict of interest with its credit rating activities.

2.11 In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to S&P Global Ratings, the employees responsible for interacting with the officials of the rated entity or obligor (e.g. government regulators) regarding supervisory matters shall be separate from the employees that participate in Rating Actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C. S&P Global Ratings Employee Independence

2.12 Reporting lines for employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

    a. An employee of S&P Global Ratings who participates in or who participates in or who might otherwise have an effect on a Credit Rating Action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that S&P Global Ratings derives from that entity or obligor.

    b. S&P Global Ratings shall conduct formal and periodic reviews of compensation policies, procedures and practices for its Analysts and other employees who participate in or might otherwise have an effect on a Credit Rating Action to ensure that these policies, procedures and practices have not compromised and do not compromise the objectivity of S&P Global Ratings' rating process.

2.13 S&P Global Ratings Analysts or other employees who participate in or might otherwise have an effect on a Credit Rating Action must not initiate, or participate in, discussions with rated entities, obligors, arrangers or subscribers regarding fees or payments charged to such rated entity, obligor, arranger or subscriber.

2.14 No Analyst or other employee shall participate in or otherwise influence a Credit Rating Action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g. spouse, domestic partner or dependant) or an entity managed by the employee (e.g. a trust):

    a. holds or transacts in a Security issued by the rated entity or obligor;

    b. holds or transacts in a Security (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a Security issued by the rated entity or obligor;

c. holds or transacts in a Security issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

d. holds or transacts in a Security issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or S&P Global Ratings;

e. is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

f. is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

g. has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15 Analysts and anyone involved in the rating process (or any member of their Immediate Family) shall not buy or sell or engage in any transaction in any Security based on a security issued, guaranteed, or otherwise supported by any entity within such Analyst's area of primary analytical responsibility, except as permitted under S&P Global Ratings internal securities trading policy and in accordance with applicable legal and regulatory requirements.

2.16 Employees are prohibited from soliciting money, gifts, or favors from anyone with whom S&P Global Ratings does business and are prohibited from accepting gifts offered in the form of cash or cash equivalents or any gifts exceeding a minimal monetary value.

2.17 Subject to applicable law, any S&P Global Ratings employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall disclose such relationship to the S&P Global Ratings Compliance Officer or the appropriate manager of S&P Global Ratings.

2.18 S&P Global Ratings shall establish policies, procedures and controls for reviewing without unnecessary delay the past work of Analysts who leave the employ of S&P Global Ratings and join an entity that the Analyst participated in rating, an obligor whose obligation the Analyst participated in rating, an originator, underwriter or arranger with which the Analyst had significant dealings as part of his or her duties at S&P Global Ratings or any of their affiliates.

3. Responsibilities to the Investing Public, Rated Entities, Obligors, Originators, Underwriters and Arrangers

A. Transparency and Timeliness of Credit Ratings Disclosure

3.1 S&P Global Ratings must assist investors and other users of credit ratings in developing a greater understanding of credit ratings by disclosing in plain language, among other things, the nature and limitations of credit ratings and the risks of unduly relying on them to make investment or other financial decisions. S&P Global Ratings must not state or imply that any regional or national authority endorses its credit ratings or use its regulated or registered status to advertise the quality of its credit ratings.

3.2 S&P Global Ratings shall disclose sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a rating was determined by S&P Global Ratings.

3.3 S&P Global Ratings must disclose, in a non-selective manner, a material modification to a credit rating methodology. This must be done prior to the modification taking effect unless doing so would negatively impact the integrity of a credit rating by unduly delaying the taking of a credit rating action.

3.4 Unsolicited ratings are ratings assigned by S&P Global Ratings without the full participation of issuers in the rating process. S&P Global Ratings reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if S&P Global Ratings believes (i) there is a meaningful credit market or investor interest served by the publication of such a rating, and (ii) it has sufficient information to support adequate analysis and, if applicable, ongoing surveillance. S&P Global Ratings shall indicate if a rating is an unsolicited rating. In some cases, issuers may provide limited information to S&P Global Ratings, and S&P Global Ratings would still consider those ratings to be unsolicited ratings. S&P Global Ratings shall disclose its policies and procedures regarding unsolicited ratings without charge to the public on S&P Global Ratings' website, www.standardandpoors.com.au.

3.5   S&P Global Ratings shall publicly disclose its policies for distributing ratings and reports and for when a credit rating will be withdrawn.

3.6   S&P Global Ratings shall disclose the meaning of each category in its rating scales and the definition of default or recovery.

3.7   Consistent with applicable regulations, S&P Global Ratings will differentiate ratings of structured finance products from ratings of other entities, financial instruments, or financial obligations with a structured finance modifier.

3.8   S&P Global Ratings must be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, prior to disseminating a rating that is the result or subject of a Credit Rating Action, S&P Global Ratings shall inform the rated entity, or the obligor or arranger of the rated obligation, of the critical information and principal considerations upon which a rating will be based and, if appropriate, afford such rated entity, obligor or arranger an adequate opportunity to clarify any factual errors, factual omissions or factual misperceptions that would have a material effect on the credit rating. S&P Global Ratings shall duly evaluate the response. Where in particular circumstances S&P Global Ratings has not informed such rated entity, obligor or arranger prior to disseminating a Credit Rating Action, S&P Global Ratings shall inform such rated entity, obligor or arranger as soon as practical thereafter and, generally, must explain why it did not inform such rated entity, obligor or arranger prior to disseminating the Credit Rating Action.

3.10   S&P Global Ratings shall distribute in a timely manner its public Credit Rating Actions regarding the issuers and issues it rates, subject to the next provision.

3.11   S&P Global Ratings will only make its current public Credit Rating Actions for any issuer or issue available to Wholesale Clients without charge. Public Rating Actions shall only be disseminated to Wholesale Clients via real-time posts on S&P Global Ratings' Australian website, www.standardandpoors.com.au, and through a wire feed to the news media as well as via electronic or print subscription services. Public Credit Rating Actions and the short explanation of the basis for the Credit Rating Action, if any, shall remain on S&P Global Ratings group public website for a minimum of twenty-four hours. Upon the request of an issuer or its agents, and in S&P Global Ratings' sole discretion, S&P Global Ratings may agree to keep a rating confidential, and evidence this agreement in the engagement letter with the issuer. If a rating is already public, a subsequent Credit Rating Action shall also be public.

3.12   S&P Global Ratings shall disclose with a credit rating that is the result or subject of a Credit Rating Action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation must be identified as such.

3.13   S&P Global Ratings shall clearly indicate the attributes and limitations of each credit rating, and the extent to which it verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, it must disclose this fact and how it may limit the credit rating.

3.14   S&P Global Ratings shall indicate in a rating announcement that is the result or the subject of a Credit Rating Action when the credit rating was last updated or reviewed. The credit rating announcement must also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, S&P Global Ratings must explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the Credit Rating Action.

3.15   When rating a structured finance product, S&P Global Ratings must disclose sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for the credit rating. S&P Global Ratings must also publicly disclose or distribute information about the degree to which it analyses how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When publishing a rating, S&P Global Ratings shall explain in its press releases and reports, if any, the key assumptions and data underlying the rating (including financial statement adjustments that deviate materially from those contained in the issuer's published financial statements), subject to any restrictions imposed by applicable, permitted confidentiality agreements and any applicable laws regarding the release of Confidential Information.

3.17   If S&P Global Ratings discontinues monitoring a credit rating for a rated entity or obligation it must either withdraw the credit rating or, save where an obligation has matured, disclose such discontinuation as soon as practicable. A publication by S&P Global Ratings of a credit rating that is no longer being monitored must indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   To promote transparency and to enable investors and other users of credit ratings to compare the performance of different credit rating agencies, S&P Global Ratings shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information must include verifiable, quantifiable historical information, organised over a period of time, and, where possible, be standardised in such a way to assist investors and other users of credit ratings in comparing different credit rating agencies. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, S&P Global Ratings must disclose why this is the case. S&P Global Ratings shall make the ratings underlying each performance study available, upon request, in order to assist investors in drawing performance comparisons between S&P Global Ratings and other credit rating agencies. The performance studies shall be available without charge on S&P Global Ratings' website, www.standardandpoors.com.au.

B. The Treatment of Confidential Information

Nothing herein or in our policies prohibits any employee from initiating communications directly with, or responding to an enquiry from, or providing information to, any competent state, commonwealth or federal regulatory authority or United States self-regulatory organisation acting in a regulatory capacity, including the Australian Securities and Investments Commission, the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority. All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

3.19   S&P Global Ratings and its employees shall protect the confidentiality of Confidential Information or material non-public information communicated to them by a rated entity, obligor or originator, or the underwriter or arranger of a rated obligation, and non-public information about a Credit Rating Action (e.g. information about a Credit Rating Action before the Credit Rating Action is disseminated). Unless otherwise permitted by an agreement with the issuer, S&P Global Ratings and its employees shall refrain from disclosing Confidential Information in press releases; through research conferences; and conversations with investors, other issuers, or any other persons. Notwithstanding the foregoing, S&P Global Ratings shall not be restricted from:

(i)   publishing any Credit Rating Action or other opinion regarding a particular issuer or issue that incorporates Confidential Information without specifically disclosing it; or

(ii)   using third-party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the rating process or related business activities.

a) S&P Global Ratings and its employees are prohibited from using Confidential Information or material non-public information for any purposes unrelated to S&P Global Ratings' rating activities, including disclosing such information to other employees or employees of affiliates (where permitted under S&P Global Ratings' policies and procedures) unless:

   (i) the information is shared with the employee to enable the employee to perform task on behalf of S&P Global Ratings in relation to its credit rating business; and
   (ii) where applicable, S&P Global Ratings takes reasonable steps to ensure that the person or affiliated entity has in place adequate arrangements to protect the confidential information; or
   (iii) such disclosure is required by applicable law or regulation.

b) S&P Global Ratings and its employees shall take all reasonable steps:

   (i) to protect all Confidential Information or material non-public information; and
   (ii) to protect all property and records belonging to or in possession of S&P Global Ratings, from fraud, theft, misuse or inadvertent disclosure.

c) S&P Global Ratings and its employees are prohibited from using Confidential Information in violation of the terms of any applicable agreement or mutual understanding that S&P Global Ratings will keep the information confidential, unless disclosure is required by applicable law or regulation.

d) S&P Global Ratings and its employees are prohibited from disclosing any (i) of S&P Global Ratings ratings-related non-public information, or (ii) non-public information about Rating Actions or possible future Rating Actions, except in the case of clause (ii) to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

3.20 S&P Global Ratings and its employees must comply with CRA applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21 S&P Global Ratings employees that possess confidential and/or material non-public information concerning a Security are prohibited from engaging in a transaction in the Security or using the information to advise or otherwise advantage another person in transacting in the Security. Employees shall familiarise themselves with the internal securities-trading policies maintained by S&P Global Ratings, and are required to periodically certify their compliance as required by such policies. S&P Global Ratings employees shall not use or share Confidential Information for the purpose of trading Securities, or for any other purpose except the conduct of S&P Global Ratings business.

4. Governance, Risk Management and Employee Training

4.1 S&P Global Ratings' board of directors has ultimate responsibility for ensuring that S&P Global Ratings maintains and enforces this Code in accordance with applicable requirements.

4.2 S&P Global Ratings, together with its credit rating agency affiliates, shall establish a risk management function made up of one or more senior managers or employees with the appropriate level of experience responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, operational risk, and strategic risk. The function must, if practicable, be independent of the internal audit function and make periodic reports to the board and senior management to assist them in assessing the adequacy of the policies, procedures, and controls that S&P Global Ratings establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3 S&P Global Ratings employees must undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training must be relevant to the employee's responsibilities and must cover, as applicable, this Code of conduct, S&P Global Ratings' credit rating methodologies, the laws governing S&P Global Ratings' credit rating activities, S&P Global Ratings' policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and its policies and procedures for handling Confidential Information and material non-public information. S&P Global Ratings shall adopt measures designed to verify that employees undergo required training.

5. Disclosure and Communication with Market Participants

5.1 S&P Global Ratings' disclosures, including those specified in the provisions of the IOSCO Code, must be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2 S&P Global Ratings shall disclose within its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If S&P Global Ratings' Code of Conduct – Australia deviates from an IOSCO provision, S&P Global Ratings should identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. S&P Global Ratings should describe how it implements and enforces its code of conduct. S&P Global Ratings must also disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3 S&P Global Ratings shall maintain a function charged with receiving, retaining, and handling complaints from market participants and the public and procedures for receiving, retaining, and handling complaints, including those that are provided on a confidential basis, specifying the circumstances under which a complaint must be reported to senior management and/or the board.

5.4 S&P Global Ratings shall publish in a prominent position on S&P Global Ratings' website, www.standardandpoors.com.au, web page links to:

  (i)   this Code;
  (ii) a description of the methodologies that S&P Global Ratings uses;
  (iii) information about S&P Global Ratings' historic ratings performance data; and
  (iv) other disclosures required by applicable law and regulations to the extent they may be made available to the public.

6. Definitions

For purposes of this Code, the terms set forth below shall have the following meanings:

"Analyst" shall mean, with respect to any issuer or issue, an employee who (i) has been assigned to determine and vote on ratings relating to such issuer or issue and (ii) is not involved in any commercial discussions with such issuer or relating to such issuer or issue.

"Code" shall have the meaning set forth in the Introduction.

"Confidential Information" shall mean information received by S&P Global Ratings from a rated entity, obligor, or originator, or the underwriter or arranger of an obligation or its accountants, attorneys, or other agents that has been marked "Proprietary and Confidential" or in respect of which S&P Global Ratings has received from the issuer specific written notice of its proprietary and confidential nature. Notwithstanding the foregoing, information disclosed by the issuer or its accountants, attorneys, or other agents shall not be deemed to be Confidential Information if such information

  i.   was substantially known by S&P Global Ratings at the time of such disclosure,
  ii.   was known to the public at the time of such disclosure,
  iii. becomes known to the public (other than by S&P Global Ratings' own action) subsequent to such disclosure,
  iv.   is disclosed lawfully to S&P Global Ratings by a third party subsequent to such disclosure,
  v.   is developed independently by S&P Global Ratings without reference to the Confidential Information,
  vi.   is approved in writing by the issuer for public disclosure, or
  vii. is required to be disclosed by any law, rule, or regulation, or is disclosed at the request of any governmental agency or authority.

"Credit Rating Action" shall mean an initial credit rating, change to an existing credit rating, affirmation of an existing credit rating, withdrawal or suspension of an existing credit rating, or CreditWatch action, in each case as and when such action is released. Credit Rating Action does not include a Rating Agency Confirmation (RAC).

"Immediate Family" shall mean (a) an employee's spouse, domestic partner, or equivalent or an employee's dependent child or stepchild regardless of residence; (b) an employee's relative, whether or not that person is dependent on the employee (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive and guardian relationships) who has shared the same household as the employee for at least one year immediately preceding the date that the household member engages in the applicable activity; and (c) any legal entity (including a trust or partnership) directly or indirectly managed or controlled by, established for the benefit of, or whose economic interests are substantially equivalent to, either an employee or a person listed above in items (a) or (b). For these purposes, the terms "dependent", "domestic partner," and "adoptive or guardian relationship" are defined by the national law where the employee works.

"IOSCO" shall have the meaning set forth in the Introduction.

"IOSCO Code" shall have the meaning set forth in the Introduction.

"Non-Ratings Business" shall mean all segments and operating groups of S&P Global Inc. as well as segments and operating groups of S&P Global subsidiaries, including S&P Global Ratings, other than S&P Global Ratings.

"Security" shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, investment contract, shares of funds, or other financial instrument commonly known as a security and also includes any put or call option, or any other derivative instrument, relating to a Security. For the purposes of this Code, a Security shall not include those securities that are excluded from the definition of "Security" in S&P Global Ratings' internal securities-trading policies.

"Wholesale Client" means:

i. An Australian financial services licensee; or
ii. A listed entity, or a related body corporate of a listed entity; or
iii. A business that employs at least 20 people or, in the case of a manufacturing business, at least 100 people; or
iv. An individual with a copy of a certificate given by a qualified accountant within the last 6 months stating that the individual has net assets of at least A$2.5 million or gross income for each of the last two financial years of at least A$250 000 per year; or
v. An organisation regulated by the Australian Prudential Regulation Authority (that is not a superannuation fund, or an approved deposit fund, or a pooled superannuation trust, or a public sector superannuation scheme); or
vi. A body registered under the Financial Corporations Act 1974 (Australia); or
vii. A trustee of a superannuation fund, or an approved deposit fund, or a pooled superannuation fund, or a public sector superannuation scheme, within the meaning of the Superannuation Industry (Supervision) Act 1993 (Australia) and the fund, trust or scheme has net assets of at least A$10 million; or
viii. An individual that controls at least A$10 million, including through an associate or under a trust that the individual manages; or
ix. An exempt public authority; or
x. A body corporate or an unincorporated body corporate that carries on a business of investment in financial products, interests in land or other investments and for those purposes invests funds received (directly or indirectly) following an offer or invitation to the public (within the meaning of section 82 of the Corporations Act 2001 (Australia)) and the terms of the offer or invitation provide for the funds subscribed to be invested for those purposes.

IOSCO Code of Conduct Fundamentals for Credit Rating Agencies: Further Disclosure on Operational and Legal Separation of Businesses and Prevention and Management of Conflicts of Interest

S&P Global Ratings fully supports the essential purpose of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. S&P Global Ratings believes that this Code is consistent with the IOSCO Code and appropriately implements IOSCO's Statement of Principles Regarding the Activities of Credit Rating Agencies published in September 2003.

Operational and Legal Separation of Businesses

S&P Global Ratings separates, operationally and legally, its credit rating services and Analysts from any other business that may present a conflict of interest.

S&P Global Ratings does not believe that its Ancillary Services and Other Services present conflicts of interest with its credit rating services. Notwithstanding that such services do not necessarily present conflicts of interest with its credit rating services, S&P Global Ratings has in place procedures and mechanisms designed to minimise the likelihood that conflicts of interest will arise, or, where appropriate, to manage conflicts should they arise. The nationally recognised statistical rating organisation of which S&P Global Ratings is part discloses, in respect of credit ratings it publishes, whether it was paid for services other than determining credit ratings during the most recently ended fiscal year by the person that paid it to determine the credit rating.

S&P Global Ratings and its affiliates operate in multiple locations around the world, in each case as a direct or indirect subsidiary or as a division or a representative of a division of S&P Global Inc. S&P Global Inc. provides shared services to all of its segments, units, or divisions, including legal, information technology, human resources, and finance functions. In addition, S&P Global Ratings or its affiliates may provide shared services for publishing, modelling, data, sales, and communication and marketing functions. In many cases, support services or services shared between different legal entities are performed by personnel dedicated to the S&P Global Ratings group. S&P Global Ratings believes that the shared services that it uses or provides do not present conflicts of interest and do not affect the independence, integrity, credibility, or objectivity of its credit ratings or ratings surveillance.

Policy: Securities Disclosure
Date: 01 June 2016

Policy Statement

1. Introduction

Capitalized terms used herein are defined in Section 11 of this Policy.

1.1. Why This Policy is Important

S&P Global Inc. has a worldwide reputation for integrity and objectivity. With that reputation comes responsibility — the responsibility to provide products and services in accordance with professional standards and that are not influenced inappropriately by Conflicts of Interest.

As an Employee of S&P Global Inc., you have access or potential access to the processes of S&P Global Inc. and to Material Non-Public Information acquired during these processes. Allowing your investments to influence these processes, or allowing our information to influence your investments could damage the reputation of S&P Global Inc., and our Employees by calling into question the integrity of our products and services. This Policy contains restrictions on Holding and Trading Securities to prevent you from making investments that are or have the potential to be Conflicts of Interest by virtue of your role and responsibilities. For each business covered by the Investment Advisers Act of 1940, this Policy together with the associated Code of Ethics for that business constitute the Codes of Ethics required under Rule 204A-1.

1.2. Who is Covered by This Policy[1]

This Policy applies to all Employees as defined in Section 11 of this Policy. It also applies, in some circumstances, to the Immediate Family of the Employees.

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[1] For Ratings, SPSE, Equity Research, SPIAS and Index Employees, this Policy applies to the following locations: Argentina, Australia, Brazil, Canada, Chile, China, Dubai, France, Germany, Hong Kong, India, Israel, Italy, Japan, Korea, Malaysia, Mexico, Russia, Singapore, South Africa, Spain, Sweden, Taiwan, United Kingdom, and the United States.

1.3. Our Commitment to Your Privacy

As part of this Policy, you are required to report certain private information about your investments and those of your Immediate Family members. The information will be used only to monitor compliance with this Policy. S&P Global Inc. and our staff who have authorized access to the information will undertake efforts to hold this information in confidence, but it may be made available to the U.S. Securities and Exchange Commission ("SEC") or other national and/or government regulators, to approved third parties as appropriate to validate compliance with the Policy, to third parties in connection with an investigation of a breach of this Policy, or to third parties to resolve disputes in which such information may be relevant.

The information collected in connection with this Policy is maintained at your local business unit place of employment. If you work outside the U.S., the information will be transferred to a central global database in the U.S.[2]

Non-U.S. Employees and their Immediate Family members may have rights, under local data protection law, to be provided with information about use by S&P Global Inc. of information about them, including copies of the information, to require any inaccurate information about them to be corrected or deleted and, in some circumstances, to object to the processing of their information. Employees and Immediate Family members wishing to exercise these rights should contact Securities Disclosure Compliance.

Before providing S&P Global Inc. with any information about an identifiable member of your Immediate Family, you should first inform that Immediate Family member that you will be providing the information, provide him or her with the identity of the S&P Global Inc. entity to which the information will be provided, and pass on the information set out above.

1.4. If You Are Not Sure, Ask

If you have questions about this Policy or are uncertain about what is or is not permissible, please contact Securities Disclosure Compliance. Contact information is available on the Securities Disclosure Compliance intranet site.

2. Regulatory Requirements

This Policy is designed to promote compliance with the Credit Rating Agency Reform Act of 2006 ("CRARA"), SEC regulations for Nationally Recognized Statistical Rating Organizations ("NRSROs"), and the SEC Investment Advisers Act of 1940; Regulation (EC) No. 1060/2009 of The European Parliament and of The Council of 16 September 2009 on credit rating agencies ("EU regulations"); Financial Instruments and Exchange Act, Act No. 25 of 1948, Article 66-35(i), and Cabinet Office Ordinance on Financial Instruments Business, etc., Ordinance No. 52 of 2007, Articles 308(1)(iii), 308(1)(iv), and 306(vii)(a)1 ("Japanese regulations"). Although you may not be obliged by the laws of certain jurisdictions to provide information and take other steps as required by this Policy, this Policy is designed to promote compliance with applicable securities laws in all the jurisdictions in which S&P Global Inc. operates.

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[2] Employees based outside the U.S. should note that the U.S. does not have data privacy laws as stringent as those in, for example, the European Union, but S&P Global Inc. has taken the necessary measures to ensure that the information transferred to the U.S. is adequately protected, including by entering into the necessary data transfer agreements. The information will be stored consistent with the Global Records Management Policy.

3. If You Violate This Policy

Employees globally must adhere to regulatory requirements, codes of conduct and policies of S&P Global Inc. S&P Global Inc. is strongly committed to compliance with the laws and regulations in the jurisdictions in which it operates and to the internal policies that relate to them. In addition, employees are expected to maintain the highest standards of ethical conduct. It is the responsibility of each employee to understand the policies and guidelines and regulatory requirements of S&P Global Inc. If they are not clear, employees should ask their supervisors or the Compliance Department for clarification. Breaches of these expectations can have serious consequences for S&P Global Inc. and its employees. Accordingly, when regulatory requirements or policies regarding Compliance issues are violated, employees may be subject to receiving a Notification Discussion Memorandum, a Policy Counseling Letter, a Written Warning and/or Formal Disciplinary Action.

4. Restrictions

4.1. Why Holding and Trading are Restricted

Holding and Trading restrictions are designed to help you avoid potential Conflicts of Interest and Insider Trading and Tipping violations.

4.1.1. Conflicts of Interest

As an Employee of S&P Global Inc. , your professional responsibilities may conflict or appear to conflict with your personal investment goals. Such a Conflict of Interest may make it difficult for you to do your job impartially. To help you avoid a possible conflict or appearance of a conflict, S&P Global Inc. has placed restrictions on the Securities that you and your Immediate Family members may Hold.

4.1.2. Insider Trading and Tipping

It is illegal under U.S. law and the laws of many other jurisdictions to Trade a Security while in possession of Material Non-Public Information that a reasonable investor would consider important in making an investment decision or that would affect the market price of that Security if made public ("Insider Trading"). Tipping is also illegal in the U.S. and other jurisdictions. As an Employee of S&P Global Inc., you have access or potential access to such Material Non-Public Information. To help you avoid Insider Trading and Tipping violations based on your access to this information, S&P Global Inc. has placed restrictions on the Securities that you and your Immediate Family members are permitted to Trade.[3] Should you become privy to Material Non-Public Information other than as part of your routine duties, it is your responsibility to inform Compliance of this information.

4.2. Restrictions on All Employees

The following restrictions apply to all Employees and their Immediate Family members.

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[3] Note that Trades must be Pre-Cleared and approved prior to execution. Please refer to Section 5 for information on Pre-Clearance requirements.

4.2.1. Material Non-Public Information

All Employees and their Immediate Family members are prohibited from Trading in a Security while in possession of Material Non-Public Information about the Security or the issuer of the Security. Employees are also prohibited from Tipping any individual while in possession of Material Non-Public Information about a Security or the issuer of a Security.

4.2.2. Local Regulatory Requirements

All Employees and their Immediate Family members are prohibited from engaging in any activity that would violate the insider trading or dealing, market abuse, or other similar regulatory requirements in applicable jurisdictions.

4.2.3. 1% or More of Public Companies

All Employees and their Immediate Family members are prohibited from Holding Securities that constitute 1% or more of the outstanding shares of any public company without specific written approval from Securities Disclosure Compliance.

4.2.4. Short-Term Trading[4]

Having Traded a Security, an Employee or his or her Immediate Family member may not profit from Trading the same or equivalent Security within thirty (30) calendar days of the original Trade, including through use of options or other derivatives. You may sell a Security at any time if the sale price is lower than the original purchase price (i.e., at a loss on the original investment, either through a direct trade, stop loss, or GTC order). You may not buy back into the position within (30) calendar days of the sale if the position sold was not held for at least (30) calendar days. All profits realized from short-term Trading must be disgorged as directed by Securities Disclosure Compliance. **For purposes of this rule, sales shall be computed on a Last In, First Out ("LIFO") basis.**

Shares acquired under employee compensation plans and employee stock ownership plans are not subject to the 30-day holding period. However, Employees must refer to their Restricted List(s), if applicable, before selling any such shares.

4.2.5. S&P Global Inc. Securities Prohibited from Blind Trusts

Because trading in Company securities held by a blind trust could take place without pre-clearance and/or during a Closed Window, you may not hold S&P Global Inc. securities in a blind trust. This prohibition does not apply to securities of other companies that may be eligible to be held in blind trust for purposes of compliance with The Securities Disclosure Policy.

4.2.6. Blackout Periods

Management reserves the right to prohibit Trading in a particular Security for a designated period of time for all or a subset of Employees and their Immediate Family members

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[4] Blind Trusts and Third-Party Discretionary Accounts are exempt from the short-term trading restriction.

4.2.7. Additional Restrictions Specific to Divisions

In addition to the requirements in the main body of this Policy, please see the Addenda for additional restrictions that may apply to the Employees who are members of or support each specific division of S&P Global Inc. and their Immediate Family members. If an Employee is a member of or supports more than one division, then all of the requirements described in the Addenda of all the divisions for that Employee apply to that Employee. Please see the requirements for each division in the relevant Addenda.

4.3. Securities Disclosure Profile

Employees are assigned a Securities Disclosure Profile based on two criteria: (1) their ability to influence S&P Global Inc. products and services and (2) their access to Material Non-Public Information, in fact or appearance, by virtue of their role and responsibilities. Your Securities Disclosure Profile identifies your level of access and influence ("Level") and the extent of your restrictions by Practice Area, group, or Sector, as applicable by division ("Scope"). Employees may review their Securities Disclosure Profile by logging into the GECS system. Each employee's detailed information can be found within the Active Group Assignment(s) box, located on their individual dashboard. If you are not sure of your Securities Disclosure Profile, contact Securities Disclosure Compliance.[5]

4.3.1. Level 1 – General Influence and Access to Material Non-Public Information

Level 1 includes Employees in senior leadership positions who have the potential to influence the products and services of S&P Global Inc. , and who have access or potential access to Material Non-Public Information. Please see Addendum for the specific description of Level 1 for each division.

4.3.2. Level 2 – Specific Influence and Access to Material Non-Public Information

Level 2 includes Employees who have the potential to influence the products and services of S&P Global Inc. and who have access or potential access to Material Non-Public Information. Please see Addendum for the specific description of Level 2 for each division.

4.3.3. Level 3 – No Influence but Access to Material Non-Public Information

Level 3 includes Employees who do not have influence on the products and services of S&P Global Inc. but have access or potential access to Material Non-Public Information. Please see Addendum for the specific definition of Level 3 for each division.

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[5] If an Employee's Securities Disclosure Profile changes as a result of a transfer, that Employee may be subject to the previous restrictions for sixty (60) days following the transfer, while also being subject to the new restrictions.

Securities Disclosure Policy: for Employees of S&P Global Inc. and its divisions, including but not limited to S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices and certain other personnel who support these divisions.

4.3.4. Level 4 – No Influence nor Access to Material Non-Public Information

Level 4 includes Employees who do not have influence on the products and services of S&P Global Inc. and do not have access to Material Non-Public Information. Please see Addendum for the specific description of Level 4 for each division.

4.3.5. Immediate Family of Levels 1-4

An Employee's Immediate Family members are considered to be the same Level as that Employee, and the Holding and Trading restrictions for an Employee extend to his or her Immediate Family members.

4.4. Restrictions Based on Your Securities Disclosure Profile

In addition to the Securities Holding and Trading restrictions that apply to all Employees (see Section 4.2); you may have additional restrictions based on your Securities Disclosure Profile. Employees may review their Securities Disclosure Profile by logging into the GECS system. Management reserves the right to implement additional restrictions on all or specific Employees, beyond what are mentioned in this Policy, as required by division needs.

4.4.1 - 4.4.3 Restrictions on Levels 1, 2 and 3

Please see the division -specific Addenda for the specific restrictions based on the Securities Disclosure Profile of the division for which you are a member or which you support. If an Employee is a member of or supports more than one division, then all of the requirements described in the Addenda of all of the divisions for that employee apply to that Employee.

4.4.4. Restrictions on Level 4

Employees in Level 4 and their Immediate Family members have no additional restrictions beyond those listed in Section 4.2 above. (All Employees including those in Level 4 are subject to Pre-Clearance and reporting requirements, described in Sections 5 and 7, respectively.) Please see Section 4.2 of the Addendum for your division, if applicable, to determine if any additional restrictions apply to all Employees and their Immediate Family members specific to each division.

4.5. Restrictions

S&P Global Inc. maintains lists of Securities restricted according to the restrictions described above. These Restricted Lists are not comprehensive and do not include all rated issuers, or all companies with which we do business or engage in transactions, the lists may change frequently. Employees may review their restrictions and their Securities Disclosure Profile by logging into the GECS system. Each employee's detailed information can be found within the Active Group Assignment(s) box, located on their individual dashboard.

If you have any questions please contact Securities Disclosure Compliance or your local Compliance Officer.

4.6. Conflicts of Interest

Employees are expected to act consistent with the policies and regulations to which they are subject. As such, even if a Security is not restricted from the Employee, the Employee and their Immediate Family members must not Trade or Hold that Security if:

(a) he/she knows or has reason to believe that the Security should be a Restricted Security; or

(b) he/she knows or has reason to believe that there is an actual Conflict of Interest with Trading or Holding the Security.

5. Pre-Clearance or Pre-Approval

Prior to you or your Immediate Family members executing a Trade in an Equity or Fixed income Security, you must Pre-Clear the Trade through GECS.

Prior to you or your immediate Family members executing a Trade in a transaction where a ticker, Isin or Cusip number is not available, you must obtain Pre-Approval utilizing a Private Investment Disclosure form.

Before Pre-Clearance for a Trade is granted, the request will be reviewed by Securities Disclosure Compliance and if required your designated trade approver.[6]

Please review Appendix A for specific Pre-Clearance or Pre-Approval requirements.

5.1. Mutual Funds

Mutual Funds and Unit Trusts do not require Pre-Clearance or Pre-Approval by any employee.

5.2. Exchange Traded Funds

Exchange Trade Funds do not require Pre-Clearance or Pre-Approval by any employee

5.3. S&P Global Inc. Employee Stock

With the exception of transactions resulting from an Employee's payroll contributions to the S&P Global Inc.'s Employee Stock Purchase Plan ("ESPP"), any transactions in S&P Global Inc.'s Securities, including the sale of restricted stock or the exercise and/or sale of options, must be Pre-Cleared.

See Appendix B for additional information.

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[6] Trades by certain Employees in Level 4 will not be reviewed by a supervisor or designated approver, but submitting a Pre-Clearance request through GECS is still required.

5.4. Duration of Approval

A designated trade approver will have twenty-four (24) hours from the receipt of the request to approve a request to Pre-Clear a trade. Pre-Clearance for a transaction is valid from the receipt of approval for the remainder of that same trading day plus three additional trading days. Trades not approved and executed within this timeframe require a new Pre-Clearance request and approval.

5.5. Right to Prohibit Trades Not on Restricted Lists

Management reserves the right to prohibit Trades of Securities not on the Restricted Lists for any Employees and their Immediate Family members.

6. Investment Account Brokers

In order to help you fulfill your reporting requirements and improve the accuracy of your data, S&P Global Inc. has identified certain broker-dealers ("Electronic Brokers") that you and your Immediate Family members are either required to use or encouraged to use, depending upon the jurisdiction in which you work. Non-U.S. Employees and their Immediate Family members may have rights, under local data protection law, which prevents use of electronic brokers. A list of Electronic Brokers is available on the dashboard of the Global Employee Compliance Services Site (GECS).

6.1. Electronic Investment Account Feeds

S&P Global Inc. has arranged to receive automated electronic reports of Securities Holdings and transactions in Accounts held with certain Electronic Brokers. If you work in a jurisdiction in which Electronic Brokers are available, then you and your Immediate Family members may be required to use these Electronic Brokers for your investment Accounts and to make sure that your Account is designated as a S&P Global Inc. Employee Account subject to automated electronic reporting.7

6.1.1. Non Electronic Investment Accounts

If you are not using an Electronic Broker, you are required to enter broker confirmations for all transactions and you are required to report all changes to your Accounts or Holdings and those of your Immediate Family members within ten (10) calendar days of execution. Additionally, you are required to upload investment account statements onto the GECS site, the statement upload frequency is based on account type, it will be either on a monthly or semi-annual basis. For reference on the GECS site, under DOCUMENTS you will find detailed instructions for "Adding Investment Account Statements".

6.2. New and Transferred Employees

New and transferred Employees and their Immediate Family members must transfer their Accounts to an Electronic Broker and designate the Account as an S&P Global Inc. Employee

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[7] An electronic feed consent form may be required and is available on the GECS site.

Account subject to automated electronic reporting within thirty (30) calendar days of receiving notification from Securities Disclosure Compliance.

6.3. Exceptions to Electronic Broker Requirement

The following types of Accounts are exempt from the requirement to use an Electronic Broker: S&P Global Inc. Employee Stock Ownership Program; non-brokerage mutual fund accounts at mutual fund companies (e.g., Franklin Templeton, Vanguard) holding only Mutual Funds; DRIPs; and Blind Trusts. Documentation may be required to validate these exceptions.

7. Reporting

7.1. Initial Reporting Requirements for New and Transferred Employees

New and transferred Employees must enter into GECS all Accounts and Holdings for themselves and their Immediate Family members within ten (10) calendar days of receiving notification from Securities Disclosure Compliance. Blind Trusts Accounts for which Employees or their Immediate Family control or have a Beneficial Interest must be disclosed to Securities Disclosure Compliance.

7.2. On-going Reporting Requirements for Current Employees[8]

Employees are required to report all Accounts, Holdings of Securities (including Mutual Funds), and related transactions for periodic review by Securities Disclosure Compliance. This information will be provided either through the electronic feed from your Electronic Broker or you are required to upload investment account statements onto the GECS site. Electronic feeds are provided daily, the statement upload frequency is based on account type, either on a monthly or semi-annual basis.

7.2.1. New Accounts

You are required to enter all new Accounts into GECS within ten (10) calendar days of the date of establishing the new Account. Electronic brokers will not automatically add employee accounts, once an account with an electronic broker has been added to GECS; it will be added to the electronic feed.

7.2.2. Transactions

Either through the use of an Electronic broker or manually, all transactions must be entered into GECS within ten (10) calendar days of the date of the transaction, except for transactions in Mutual Funds, Exchange Traded Funds and Unit Trusts that are not Sector-specific. Purchases and sales in Mutual Funds, Exchange Traded Funds and Unit Trusts that are not Sector-specific must be reported prior to each Transaction certification.

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[8] S&P Global Inc., reserves the right to monitor Employee and Employee-related Accounts for up to thirty (30) calendar days after termination of employment.

7.2.3. Non-Transactional Changes in Holdings

If there is a change in your Holdings that is not a consequence of a transaction (e.g., receipt of Securities as a gift or inheritance, through marriage, or as part of compensation such as stock options or restricted stock), you are required to notify Securities Disclosure Compliance of your change in Holdings within ten (10) calendar days of receipt.

7.3. Exceptions to Transaction Reporting Requirements

The following do not need to be reported.

7.3.1. S&P Global Inc. Employee Stock Purchase Plan

Transactions resulting from an Employee's payroll contributions to the S&P Global Inc.'s Employee Stock Purchase Plan ("ESPP") do not need to be reported. During certification, employees are required to update the number of SPGI shares owned in the ESPP account.

See Appendix B for additional information.

7.3.2. Tax-Efficient Accounts

Tax-efficient Accounts whose Holdings are generally limited to a selection of funds, made by the sponsor of the Account (e.g., 401(k) s, 403(b)s, and 529s in the U.S. and Defined Contribution Pension Plans in the U.K., and other foreign equivalents) do not need to be reported. However, please note that your Holding and Trading restrictions must be adhered to in these accounts.

8. Divestment

If you or your Immediate Family members hold any Securities that you are restricted from Holding, you must divest these Securities within the timeframes stated in this section. Please note that before divesting a Security you must submit a Pre-Clearance request and receive approval for the Trade according to the requirements set forth in Section 5. Pre-clearance will not be granted for any Security for which a blackout period has been put in place; as such Securities cannot be Traded.

8.1. New Employees

New Employees and their Immediate Family members must divest any Restricted Securities within fifteen (15) calendar days of commencing employment.

8.2. Transferred Employees

Personnel, who become subject to this Policy or to a Restricted List through transfer or reassignment, and their Immediate Family members, must divest any Restricted Securities and terminate any AIPs involving Restricted Securities within fifteen (15) calendar days of their reassignment.

8.3. Gifts and Inheritances

If you or your Immediate Family members receive a Restricted Security as a gift, an inheritance, or through any other involuntary action, you must divest the Security within fifteen (15) calendar days of receipt.

8.4. Changes to Restricted Lists

If there are any changes to the Restricted Lists that affect your Holdings or those of your Immediate Family members, you will be notified and you and your Immediate Family members must divest the Restricted Security within fifteen (15) calendar days of notification.

9. Certification

9.1. Current Employees

Within thirty (30) calendar days of the end of the second and fourth calendar quarters, you must submit to Securities Disclosure Compliance a certification with respect to all Accounts and Holdings as of the end of those periods, and all transactions during those periods, for both you and your Immediate Family members. You must also acknowledge that you have received, read, and understand the Securities Disclosure Policy; recognize that you must comply with this Policy; and have complied with all the requirements of this Policy at all times throughout those periods.[9]

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[9] In certain non-U.S. jurisdictions, you may be required to confirm that you agree to the collection and use of your personal information as described in this Policy and/or that you will obtain the equivalent agreement of your Immediate Family members before providing their information to S&P Global Inc. This should not be taken as an indication that your or their agreement is necessary as a matter of law in any particular jurisdiction.

Securities Disclosure Policy: for Employees of S&P Global Inc. and its divisions, including but not limited to S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices and certain other personnel who support these divisions.

9.1.1. Third-Party Discretionary and Blind Trust Accounts

Employees with approved Third-Party Discretionary Accounts or Blind Trusts who submit an Account certification are also attesting to the fact that the account <u>continues</u> to qualify as Third-Party Discretionary or a Blind Trust, see definitions in Section 11.

9.1.2. Third-Party Discretionary and Blind Trust Holdings

Employees with a Third-Party Discretionary Account or a Blind Trust must submit a Holding certification but are not attesting to the Holdings in any Third-Party Discretionary Account or Blind Trust.

9.1.3. Third-Party Discretionary and Blind Trust Transactions

Employees with a Third-Party Discretionary Account or Blind Trust must submit a Transaction certification but are not attesting to the Transactions in any Third-Party Discretionary Account or Blind Trust.

9.2. New Hire and Transferred Employees

Each new hire or transferred Employee, within ten (10) calendar days of notification from Securities Disclosure Compliance must complete the certifications in the GECs system, including certifying that he or she has received, read, and understands this Policy; recognizes that he or she must comply with this Policy; will comply with all the requirements of this Policy; and has disclosed all Accounts and Holdings as required by this Policy.[10]

9.3. Contract/Temporary Personnel

Contract and temporary personnel (e.g., IT, administrative support, consultants, summer interns) who have access or potential access to the processes of S&P Global Inc., and/or Material Non-Public Information are required to sign confidentiality agreements with S&P Global Inc., and may be subject to pre-clearance and/or reporting requirements based on their role and access to information as determined by Securities Disclosure Compliance.

10. Exemptions

In addition to any other exemptions contained in this Policy, Securities Disclosure Compliance may, in limited circumstances, grant other exemptions in writing on a case-by-case basis and as permitted under applicable law, rules, and regulations. If you believe you qualify for an exemption, please contact Securities Disclosure Compliance in writing for instructions on how to proceed.

---

[10] See Footnote 12.

11. **Definitions**

   For the purposes of this Policy, the terms below shall have the following meanings:

   "Account" shall mean an investment account in which an Employee or an Employee's Immediate Family member Holds Securities has a Beneficial Interest, or has discretion or control over the account. Types of Accounts include direct control accounts, managed accounts, Third-Party Discretionary Accounts, and Blind Trusts, including brokerage accounts that benefit from tax advantages in their respective country (e.g., IRAs and Keoghs in the U.S. and Self-Managed Superannuation Plans in Australia).

   "Automatic Investment Plan (AIP)" shall mean a program in which purchases (or redemptions) are made automatically in (or from) investment accounts according to a predetermined schedule and allocation. A dividend reinvestment plan is a type of Automatic Investment Plan.

   "Beneficial Interest" shall mean direct or indirect ownership interest in, or the opportunity, directly or indirectly, to profit or share in any profit derived from a Security or a transaction in a Security. It is also the ability to control the purchase, sale, legal transfer, or voting rights of a Security. An Employee is deemed to have a Beneficial Interest in Securities Held by any Immediate Family member. Similarly, an Employee is deemed to have a Beneficial Interest in the Securities portfolio Held by a corporation or partnership controlled by that Employee or a trust or estate for which the Employee or his or her Immediate Family member serves as trustee or executor. You should consult Securities Disclosure Compliance with any questions regarding specific circumstances in which you may be deemed to have a Beneficial Interest in a Security.

   "Blind Trust" shall mean a trust in which the trustees have full discretion over the Securities, and the trust beneficiaries have no knowledge of the holdings of the trust or the ability to direct or influence changes to those holdings.

   "Bond Fund" shall mean a type of investment entity (Mutual Fund, closed-end fund or Unit Investment Trust (UIT)) that invests primarily in bonds.

   "**Commodities Trading**" includes, Energy (including crude oil, heating oil, natural gas and gasoline), Metals (including gold, silver, platinum and copper), Livestock and Meat (including lean hogs, pork bellies, live cattle and feeder cattle) and Agricultural (including corn, soybeans, wheat, rice, cocoa, coffee, cotton and sugar)

   "Conflict of Interest" shall mean a situation in which an Employee's private interests conflict with his or her professional interests.

   "Credit Rating" shall mean an assessment of, or opinion regarding, the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument (including a Money Market Fund), or of an issue of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

   "Credit Rating Activities" shall mean: (a) data and information analysis related to Credit Ratings; (b) the evaluation, approval, issuance, and review of Credit Ratings; and the development or approval of analytical procedures or methodologies used for determining Credit Ratings (i.e., criteria), including the development or approval of qualitative and quantitative models.

"Electronic Broker" shall mean a broker-dealer who participates in automated electronic reporting of Securities Trading to S&P Global Inc. A list of Electronic Brokers is available on the dashboard of the GECS site.

"Fixed Income Security" refers to any type of investment under which the borrower/issuer is obliged to make payments of a fixed amount on a fixed schedule.

"GECS" shall mean Global Employee Compliance Services Site, the system that Employees use to report and certify to their Accounts and Securities activities. Employees may access GECS through the HR Portal.

"GTC (Good-Til-Cancelled) Order" shall mean an order to buy or sell a Security at a specific or limit price that lasts until the order is completed or cancelled.

"Holding" (adjusted in context for appropriate verb tense) shall mean owning a Beneficial Interest in a Security or having a short position in a Security.

"Immediate Family" shall mean:

Employees subject to the Ratings Services Addendum	All other employees subject to the Securities Disclosure Policy under the various other Addenda
(a) an Employee's spouse, domestic partner, or equivalent, regardless of residence; (b) an Employee's dependent child or stepchild, regardless of residence; (c) an Employee's relative (e.g., grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, cousin, aunt, uncle, niece, or nephew including adoptive or guardian relationships) that has shared the same household as the Employee for at least one year before the trade or other relevant activity; (d) Any legal person, trust, or partnership whose managerial responsibilities are discharged by, directly or indirectly controlled by, established for the benefit of, or whose economic interests are substantially equivalent to an Employee or a person listed at (a) – (c) above; or (e) a person for whom an Employee or a person listed at (a) – (c) above has investment discretion or Trading authorization, even if that person is not related to or living with the Employee. For purposes of this definition, the terms "dependent", "domestic partner", and "adoptive or guardian relationship" are defined by the national law where the Employee works.	(a) an Employee's spouse, domestic partner, or equivalent, regardless of residence; (b) an Employee's relative (e.g., child or stepchild, grandchild, parent, stepparent, grandparent, sibling, mother- or father-in-law, sister- or brother-in-law, and son- or daughter-in-law, including adoptive or guardian relationships) that has shared the same household as the Employee; (c) Any legal person, trust, or partnership whose managerial responsibilities are discharged by, directly or indirectly controlled by, established for the benefit of, or whose economic interests are substantially equivalent to an Employee or a person listed at (a) – (c) above; or (d) a person for whom an Employee or a person listed at (a) – (c) above has investment discretion or Trading authorization, even if that person is not related to or living with the Employee. For purposes of this definition, the terms "dependent", "domestic partner", and "adoptive or guardian relationship" are defined by the national law where the Employee works.

"Initial Public Offering" shall mean a first and one-time only sale of publicly tradable stock shares in a company that has previously been owned privately.

"Insider Trading" shall mean Trading a Security while aware of Material Non-Public Information.

"Level" shall mean the component of an Employee's Securities Disclosure Profile that determines the restrictions on the Securities that an Employee and his or her Immediate Family members are permitted to Hold or Trade. An Employee's Level is determined by his or her influence on the products and services of S&P Global Inc. and access or potential access to Material Non-Public Information.

"Material Non-Public Information" shall mean all non-public information that a reasonable investor would likely consider important in making an investment decision or non-public information that is reasonably likely to affect the market price of a Security when it is publicly disclosed. Information is non-public if it has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as a required or voluntary filing with a government agency or regulatory body, a publication of general circulation, or a press release issued by an issuer or client. Material Non-Public Information can be positive or negative and may involve events with contingencies.

"Money Market Fund" shall mean a type of Mutual Fund that is required by law to invest in low-risk and short-term securities.

"Mutual Fund" shall mean an open-end company or other investment scheme that pools money from many investors and invests the money in stocks, bonds, short-term money-market instruments, or other Securities. Types of Mutual Funds include some index funds, stock funds, Bond Funds, and Money Market Funds. Mutual funds are registered with or authorized by securities or other financial regulators.

"Policy" shall mean **the** Securities Disclosure Policy of S&P Global Inc.

"Practice Area" shall mean a grouping of Sectors that are rated by S&P Global Ratings, as defined by S&P Global Ratings.

"Pre-Approval" shall mean the act of notifying Securities Disclosure Compliance about and gaining permission for a certain Securities transaction. Pre-Approval is done through use of an electronic form and includes but is not limited to transactions in IPOs, Private Investments, Commodities, Future Contracts or other types of alternate instruments.

"Pre-Clear" shall mean the process for obtaining Pre-Clearance.

"Pre-Clearance" shall mean approval to purchase or sell a Security, or the process of requesting such approval. Pre-Clearance is done using the Personal Securities Trading System (GECS).

"Private Investment Disclosure form" an electronic form utilized for Pre-Approval in a transaction where a ticker, Isin or Cusip number is not available, including but not limited to transactions in IPOs, Private Investments, Commodities, Future Contracts or other types of alternate instruments.

"Private Placement" shall mean an unregistered offering of Securities to a small number of investors rather than to the general public.

"Restricted List" shall mean a listing of Securities that are restricted for Holding and/or Trading by an Employee and his/her Immediate Family members.

"Restricted Security" shall mean a Security which an Employee and his or her Immediate Family, as determined by the Employee's assigned Level, is restricted from Trading or Holding. In general, Restricted Securities include S&P Global Ratings credit-rated Securities, Securities rated by other credit rating agencies, and non-rated Securities unless otherwise specified.

"Scope" shall mean the component of an Employee's Securities Disclosure Profile that determines the extent to which the Employee is restricted from Holding and/or Trading.

"Sector" shall mean a grouping by industry, government, or currency.

"Sector Fund" shall mean a Mutual Fund, Exchange Traded Fund (ETF), or Unit Trust which, by name, provides diversification of Holdings within a specific industry or government Sector (e.g., Fidelity Select Health Care Portfolio), or currency (e.g., Euro ETF).

"Security" shall mean any stock, note, bond, debenture, limited partnership interest, limited liability company interest, an investment contract, a vehicle which purchases and pools investments in other securities (such as a Mutual Fund, an exchange traded fund (ETF), hedge fund, or venture capital fund), or other financial instrument commonly known as a security, including securities issued globally, and American Depository Receipts (ADRs). It also includes any put or call options, futures contracts, or any other derivative instruments related to securities.

"Securities Disclosure" shall mean formal recording of an Employee's Holdings and transactions.

"Securities Disclosure Compliance" shall mean the department within S&P Global Inc. responsible for conducting surveillance and enforcing Employee compliance with Securities Disclosure requirements.

"Securities Disclosure Profile" shall mean an assignment established to help an Employee identify the Securities that he or she is restricted from Holding and Trading. A Securities Disclosure Profile consists of the Employee's Level and Scope.

"Third-Party Discretionary Account" shall mean an Account where the Trading in the Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent and where the beneficiary of the Account does not have input into the specific investment decisions in the Account. Third Party Discretionary Accounts must be reported and the third-party with discretionary authority must provide a letter stating that they will not accept investment direction from the Employee or designee and not to Trade in Securities in the Sector(s) and/or Practice Area(s) in which the Employee is restricted. Third-Party Discretionary Accounts are required to be with an Electronic Broker, if applicable, in your jurisdiction.

"Tipping" shall mean the act of providing Material Non-Public Information to a person who is not authorized to have the information and who then Trades (or discloses the information to another person who Trades). If someone is aware of Material Non-Public Information and cannot Trade, he or she also cannot "tip" or cause another person to Trade even if the tipper does not disclose the details of the Material Non-Public Information.

"Trading" (adjusted in context for appropriate verb tense) shall mean purchasing, selling, or selling short, or engaging in a transaction (e.g., a gift or an exchange) in a Security; writing or exercising an option to purchase or sell a Security; buying to cover a short position; purchasing a Contract for Difference related to the price of a Security, or Spread Betting. It also can mean investment decisions such as the reallocation of assets in a 401(k) plan, the loss of shares through a margin call, and the tendering of shares in a cash or exchange offer.

"Unit Investment Trust (UIT)" shall mean a U.S. investment company offering a fixed (unmanaged) portfolio of securities having a definite life.

"Unit Trust" shall mean some Mutual Funds found in Australia, Ireland, New Zealand, South Africa, Singapore, and the U.K.

12. Appendix A

Investment Type	**Pre-Clearance Pre-Approval Requirement**	**Reporting**	**Pre-Clearance through Global Employee Compliance Services Site (GECS)**	**Pre-Approval through Private Investment Form**
Equity	✓	✓	✓	
Fixed Income Security	✓	✓	✓	
Bonds	✓	✓	✓	
Options	✓	✓	✓	
Mutual Fund		✓		
Sector Mutual Fund		✓		
Exchange Traded Fund		✓		
Sector Exchange Traded Fund		✓		
IPO	✓	✓		✓
Private Placement	✓	✓		✓
Commodities or Futures Contracts	✓	✓		✓
Other Types of Alternate Investments	✓	✓		✓
Auto Investment Accounts		✓	✓ Initial Transaction	
Third Party Discretionary Account Transactions		✓		
Blind Trust Account		✓		
Blind Trust Transactions/Holdings				
Non Transactional changes to holdings		✓		

13. Appendix B

S&P Global Inc. Securities

	Account Reportable	Pre-clear Purchases / Acquisitions	Pre-clear Sales	Report Purchases / Acquisitions	Report Sales	Certify Holding
Employee Stock Purchase Program	✓		✓		✓	✓
Stock Compensation	✓ [1]		✓		✓	
Options Compensation	✓ [1]		✓		✓	
Non-Vested Compensation Shares	✓ [1]					
SPGI Stock Fund w/in Company Sponsored Retirement Account						
SPGI w/in General Brokerage/Bank Account	✓	✓	✓	✓	✓	✓

[1] If account is with Merrill Lynch, the account will be on the electronic brokerage feeds.

Securities Disclosure Ratings Addendum
Date: 01 June 2016

The information contained in this addendum is specific to S&P Global Ratings employees and certain other personnel who support the S&P Global Ratings Division. Section numbers refer to the section referenced in the *Securities Disclosure Policy.* In the event of any conflict between this addendum and the Policy, this addendum shall govern.

4. Restrictions

4.2. Restrictions on All Employees

The following restrictions apply to S&P Global Ratings Employees and their Immediate Family members.

4.2.8. Competing Credit Rating Agencies

All S&P Global Ratings Employees and their Immediate Family members are prohibited from Holding or Trading any Securities issued by credit rating agencies whose business competes with S&P Global Ratings. A document entitled Competing Credit Agencies is located on the GECS site under Documents.

4.3. Securities Disclosure Profile

The following are descriptions for Levels specific to S&P Global Ratings.

4.3.1.   Level 1 – General Influence and Access to Material Non-Public Information

Level 1 includes Employees in senior leadership positions, who have the potential to influence Rating Actions or Credit Rating Activities across all Practice Areas, and who have access or potential access to Material Non-Public Information across all Practice Areas.

4.3.2.   Level 2 – Specific Influence and Access to Material Non-Public Information

Level 2 includes Employees who participate, directly or indirectly, in Ratings Actions or Credit Rating Activities in one or more Practice Areas, and who have access or potential access to Material Non-Public Information in one or more Practice Areas.

4.3.3.   Level 3 – No Influence but Access to Material Non-Public Information

Level 3 includes Employees who do not participate in Rating Actions or Credit Rating Activities, but have access or potential access to Material Non-Public Information in one or more Practice Areas due to the nature of their responsibilities.

4.3.4.   Level 4 – No Influence nor Access to Material Non-Public Information

Level 4 includes Employees who do not participate in Ratings Actions or Credit Rating Activities and do not have access to Material Non-Public Information.

4.4. Restrictions Based on Your Securities Disclosure Profile

The following are restrictions that apply to Employees in each Level, and are specific to S&P Global Ratings.

4.4.1. Restrictions on Level 1

S&P Global Ratings Employees in Level 1 and their Immediate Family members are restricted from Holding or Trading any individual Securities, Sector Specific Fund, Sector Specific ETF, Structured Finance Instruments, or S&P Global Ratings credit-rated Money Market and Bond Funds. Securities Held or Traded in an Account owned by a Blind Trust are exempt from these restrictions. Purchase of S&P Global Inc. Securities is permitted when consistent with any S&P Global Inc. imposed blackout periods.

4.4.2. Restrictions on Level 2

S&P Global Ratings Employees in Level 2 and their Immediate Family members are restricted from Holding or buying any individual Securities, Sector Specific Fund, Sector Specific ETF, Structured Finance Instruments, or S&P Global Ratings credit-rated Money Market and Bond Funds within their Practice Area(s). Securities Held or Traded in an Account owned by a Blind Trust are exempt from these restrictions. Purchase of S&P Global Inc. Securities is permitted when consistent with any S&P Global Inc. imposed blackout periods.

4.4.3. Restrictions on Level 3

S&P Global Ratings Employees in Level 3 and their Immediate Family members may Hold, but are restricted from buying any individual Securities, Structured Finance Instruments, or S&P Global Ratings credit-rated Money Market and Bond Funds within the Practice Areas(s) for which they are restricted, based on their roles and responsibilities. Securities Held or Traded in an Account owned by a Blind Trust or in a Third-Party Discretionary Account are exempt from these restrictions. Purchase of S&P Global Inc. Securities are permitted when consistent with any S&P Global Inc. imposed blackout periods.

4.4.4. Restrictions on Level 4

S&P Global Ratings Employees in Level 4 and their Immediate Family members have no additional restrictions beyond those listed in Section 4.2.

11. Definitions

The terms below are in addition to those defined in the *Securities Disclosure Policy.* For the purposes of this Addendum to the Policy, the terms below shall have the following meanings:

> **"Rating Action"** means any initial Credit Rating, any change to a Credit Rating, any withdrawal or suspension of an existing Credit Rating, any affirmation of an existing Credit Rating, any CreditWatch action, or the assignment of a new Outlook.

> **"Structured Finance Instrument"** shall mean a financial instrument involving the pooling of assets and the subsequent sale to investors of tranche claims on the cash flows backed by the asset pools.

S&P Global Ratings

S&P Global Market Intelligence

S&P Dow Jones Indices
An S&P Global Division

Policy: Outside Activities / Professional Conduct
Date: 01 June 2016

Policy Statement

S&P Global which, for purposes of this policy, includes S&P Global Ratings, S&P Global Market Intelligence, and S&P Dow Jones Indices ("Index Services") but does not include the S&P Global Platt's Division, (together, "S&P Global"), is a global provider of credit ratings, investment advice, including generation of model portfolios, research reports and pricing of fixed income products as well as market data and the provision of indices and index related services. To protect against actual or potential conflicts of interest and to reinforce the independence of S&P Global, employees may not engage in any outside employment or other activity that would create an actual or apparent conflict of interest with their concurrent employment with S&P Global.

S&P Global encourages each employee to be an active participant in his/her community's civic, charitable, and political life. As such, employees of S&P Global are free to participate in civic, charitable, and political activities outside of their employment so long as those activities do not present actual or potential conflicts of interest—or the appearance of conflicts with— S&P Global. Similarly, S&P Global does not wish to inhibit its employees' participation in personal, social, or other activities with others outside of S&P Global provided that such activities or relationships do not create a real or perceived conflict of interest with—or would reflect negatively on—S&P Global.

As representatives of S&P Global, employees need to conduct themselves in relations with individuals or entities outside of S&P Global in a manner consistent with S&P Global codes, policies, and procedures. And, for those employees involved in Analytical Activities, they must be particularly sensitive to, and vigilant to protect against, possible conflicts between their employment at S&P Global and any Outside Activities in which they engage. Finally, while at work, employees of S&P Global are expected to devote their full energies and attention to the business and affairs of S&P Global. Therefore, an employee's Outside Activities must be conducted on personal time and must never consume so much time and energy so as to impair the employee's ability to perform his or her job effectively.

Definitions:

- **"Analytical Activities"** means (a) participating in the substantive assessment to determine or approve a rating or opinion, recommendation, estimate, or target price, or

(b) developing or approving the analytical procedures or methodologies used to determine a rating or opinion, recommendation, estimate, or target price.

- **"Outside Activities"** means participation in certain types of groups or organizations outside of S&P Global. This includes:

  I.   Outside employment.
  II. Service on the boards of directors—or similar supervisory or administrative boards—of Public Companies and other organizations.
  III. Ownership or active participation in a business.
  IV. Significant Civic, Charitable, or Political Activity or Involvement.
  V.   Any other activity that may jeopardize or appear to jeopardize S&P Global analytical impartiality or create an actual or potential conflict of interest—or an appearance of a conflict—with S&P Global.

Outside Activities do not generally include participation on any recreational sports team or recreational performing arts or musical group, nor such advisory groups as Parent – Teacher organizations.

However, to the extent a sports team or group may individually, or as part of a larger group, be rated, analyzed, or, be a company with which we do business or engage in transactions, or may be a customer of an S&P division, such participation may be deemed a covered Outside Activity.

Outside Activities do not include participation in organizations or groups at the request of S&P. If you have any questions, please contact the Compliance Department.

S&P Global
Ratings

Policy: Avoiding Selective Disclosure
Date: 23 May 2016

Policy Statement

S&P Global Ratings must not selectively disclose Material Non-Public Information when communicating with market participants except as permitted to be disclosed to Issuers under S&P Global Ratings' policies. These restrictions are in addition to the requirements of S&P Global Ratings' policies concerning Confidential Information.

This policy is designed to facilitate compliance with applicable legal and regulatory requirements. Material Non-Public Information includes, among other things, Rating Decisions.

Nothing herein or in our policies prohibits or restricts an Employee from initiating communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of this Policy and our other Policies should be construed in a manner consistent with the preceding sentence.

S&P Global
Ratings

Policy: Managing Confidential Information
Date: 23 May 2016

Policy Statement

S&P Global Ratings possesses different types of Confidential Information. In addition to Confidential Information received from external sources, Employees may possess Confidential Information from internal sources, such as the content or timing of a pending Rating Action, or Rating Committee deliberations. S&P Global Ratings requires that its Employees protect Confidential Information by imposing restrictions on the disclosure and use of Confidential Information.

S&P Global Ratings and its Employees must protect Confidential Information from being disclosed in publications, at conferences or outside events, or in conversations with investors, other issuers, other persons, or otherwise.

Nothing herein prohibits or restricts an Employee from initiating communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of this Policy and our other Policies should be construed in a manner consistent with the preceding sentence.

S&P Global
Ratings

Policy: Ratings Release
Date: 23 May 2016

Policy Statement

When a Rating Committee makes a Rating Decision on a Credit Rating Action, S&P Global Ratings' overriding objective is to disseminate Credit Rating Actions as soon as possible.

S&P Global
Ratings

Policy: Issuer Notification (including Issuer Appeals)
Date: 23 May 2016

Policy Statement

When required by regulation or where otherwise feasible and appropriate, S&P Global Ratings will, prior to the publication of a Credit Rating, inform the Issuer of the critical information and principal considerations upon which the Credit Rating will be based and afford the Issuer the opportunity to clarify any potential factual errors on which S&P Global Ratings may have based its Rating Decision. This notice also allows the Issuer to identify and alert S&P Global Ratings to any potential disclosure of material non-public or confidential information.

Any change proposed by an Issuer to correct a factual error or prevent the disclosure of material non-public or confidential information shall be given consideration before publication of the Credit Rating. A change will be made only if the Primary Analyst determines it is warranted. Concerns or misunderstandings raised by an Issuer will be discussed with the Issuer, but the Primary Analyst is generally discouraged from making changes for purposes other than correcting a factual error or avoiding the potential disclosure of material non-public or confidential information. If an Issuer suggests wording or grammatical changes, the Primary Analyst may consider such comments but is not obligated to make any changes. In all cases, S&P Global Ratings maintains editorial control over its published materials, including Credit Rating Rationales.

When Issuer notification of a Credit Rating is given in advance of publication of a rating, and includes a draft of the related Credit Rating Rationale, the draft must be accompanied by the following statement:

"S&P Global Ratings is sending you this draft so that you can call our attention to any factual errors or the inadvertent inclusion of confidential information in the draft. If you have any questions or comments on the analysis that are not factual in nature, we ask that you discuss these matters with us. We will use our sole discretion in making editorial changes to the document, which represents our independent opinion. We will finalize and release our report after a period of [Appropriate period to be filled by the Analyst] hours from the time we have sent this email regardless of whether we have received a reply. The report will supersede the information in the draft; the information in the draft is confidential and remains confidential after the issuance of a report, and the draft should not be disclosed or released at any time before or after the report is published."

This policy statement applies to Solicited Credit Ratings, Unsolicited Credit Ratings (in certain jurisdictions), and Confidential and Private Credit Ratings, but does not apply to Internal Confidential Unsolicited Credit Ratings.

An Issuer may share new information relevant to the Rating Decision after being notified of the Rating Decision. S&P Global Ratings will determine whether the new information could impact to the Rating Decision. If necessary, a new Committee will be convened.

An Issuer may appeal the Rating Decision and request a review of the additional information based on either material new information it has shared with S&P Global Ratings or a belief that S&P Global Ratings materially misinterpreted critical information in reaching that Rating Decision.

S&P Global Ratings will consider appeals of Rating Decisions by Issuers and will grant such appeals as appropriate. There is no right to appeal, and the decision to grant an appeal is made on a case-by-case basis. A Credit Rating may be placed on CreditWatch during the appeal period. S&P Global Ratings will take any appeal request seriously and will seek to gauge its substance, but it will reject requests that appear to be made solely for the purpose of delaying the issuance of a Credit Rating. In general, the Rating Decision of an appeal Rating Committee is final. In certain jurisdictions, Rating Services must disclose if an initial Rating Decision was changed following an appeal by the Issuer.

The following are not subject to appeal: CreditWatch actions, affirmations of Credit Ratings, and Unsolicited Credit Ratings (except for Sovereign ratings), as well as Ancillary Services, Other Services, and certain other opinion products that could potentially contribute to a Credit Rating Activity (i.e., Advanced Analytics, Mappings, Rating Agency Confirmations (RAC), Rating Evaluation Services (RES), and Recovery Ratings, unless the Recovery Rating is a material input in determining the Credit Rating.) Components of a Credit Rating or internal assessments which do not meet the definition of a Credit Rating (e.g., BICRA, SACP, or risk scores), even if made public, are also not subject to appeal. Additionally, Outlook changes on U. S. Public Finance Credit Ratings are not subject to appeal.

Requests to appeal a Rating Decision can constitute a Complaint if the request otherwise meets the definition of Complaint.



Policy: Corporate Governance
Date: 23 May 2016

Policy Statement

S&P Global Ratings shall maintain a Board of Managers, including independent members and members who possess expertise with respect to financial services, and specifically structured products, free from the influence of any conflict of interest when participating in Board Activities.

Standard & Poor's Financial Services LLC Policy Regarding Corporate Governance, Organization, and Management of Conflicts of Interest

As provided by Article IV of the Amended and Restated Limited Liability Company Agreement of Standard & Poor's Financial Services LLC, Standard & Poor's Financial Services LLC ("S&P FS") shall maintain at all times a Board of Managers comprised of no less than (4) and no more than six (6) persons (the "Board of Managers"), at least half but no fewer than (2) of whom shall be Independent Managers (including an Independent Manager who shall be a user of ratings from a nationally recognized statistical rating organization). In addition to the overall responsibilities outlined by S&P FS' Amended and Restated Limited Liability Company Agreement and prescribed by federal, state and local law, the Board of Managers shall oversee: (i) the establishment, maintenance, and enforcement of policies and procedures for determining credit ratings; (ii) the establishment, maintenance, and enforcement of policies and procedures to address, manage, and disclose any conflicts of interest; (iii) the effectiveness of the internal control system with respect to policies and procedures for determining credit ratings; and (iv) the compensation and promotion policies and practices of the nationally recognized statistical rating organization.

Disclosures and Conflicts of Interest

The members of the Board of Managers have a duty to be free from the influence of any conflicting interest when they participate in Board or Committee deliberations or voting. In order to ensure that no such conflicts will arise, all Managers shall complete a Managers' Questionnaire for review and approval by S&P FS prior to commencement of their term as a Manager. Each Manager shall update the Questionnaire annually during his or her term. A copy of the Managers' Questionnaire is attached hereto as Appendix A. Changes to the information provided in the Managers' Questionnaire during a Manager's term on the Board shall be promptly reported to the Chairman of the Board for review.

A Manager's acceptance of his or her appointment as a member of the Board shall be construed as express acknowledgement that he or she has sufficient time to carry out the duties of the position in accordance with the terms of this policy and that he or she has fully disclosed to S&P FS: (i) any existing or potential conflict of interest that he or she may have; (ii) the details of all other significant business and other interests that he or she is involved with; and (iii) the amount of time devoted to such other commitments. Changes to any of the foregoing during the Manager's term shall be reported to the Chairman of the Board. At no time during his or her appointment shall any Manager permit duties to any other person, firm or company to conflict with his or her duties to S&P FS.

Nothing herein or in our policies prohibits or restricts an Employee from initiating Communications directly with, or responding to an inquiry from, or providing information to, any self-regulatory organization or any other state or federal regulatory authority acting in a regulatory capacity, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). All provisions of our policies and this Code should be construed in a manner consistent with the preceding sentence.

No Manager may disclose any information obtained in his or her capacity as a member of the Board concerning the organization, business dealings, finances, transactions or affairs of S&P FS or its affiliates to any company or person other than as may be required by a court of competent jurisdiction. Managers shall use their best efforts throughout the term of their appointment and at all times thereafter to prevent the unauthorized publication or misuse of any confidential information, provided that such restrictions shall cease to apply to confidential information which may enter the public domain other than through the Manager's personal default. All Managers shall pre-clear personal securities transactions that involve securities issued by S&P Global Inc.

While the Board of Managers has oversight responsibility for the establishment, maintenance, and enforcement of policies and procedures for determining credit ratings and exercises approval authority for criteria and models, no Manager may participate in any analytical deliberations regarding a specific credit rating or other product issued by S&P FS. In connection with the Board of Managers' procedures for approving criteria and models, Managers with responsibility for, or oversight of, commercial matters at S&P FS or any of its affiliates shall not be eligible to participate in any vote of the board regarding whether to approve criteria or models.

All Managers shall obtain prior consent from the Chairman and President of S&P FS before accepting any appointment with: (i) any company or firm either engaged in a business competing with, or similar to, that of S&P FS; or (ii) any issuer or obligor rated by S&P FS.

Independent Managers

In order to be considered independent for purposes of membership on the Board of Managers, a Manager may not, other than in his or her capacity as a member of the Board of Managers or any committee thereof:

(i) accept any consulting, advisory, or other compensatory fee from S&P FS; or

(ii) be a person employed by or associated with S&P FS or with any affiliated company thereof.

The compensation of Independent Managers shall not be linked to the business performance of S&P FS and shall be arranged so as to ensure the independence of their judgment. The term of office for all Independent Managers shall be for a pre-agreed fixed period, not to exceed 5 years, and shall not be renewable.

S&P FS employees are prohibited from providing material non-public information regarding issuers and issues that S&P FS rates to an Independent Manager. If, in his or her capacity as a member of the Board of Managers, an Independent Manager nonetheless comes into possession of such information, the Manager shall notify S&P FS' DCO and comply with any directions issued by the DCO, including restrictions and/or disclosure requirements concerning the Manager's securities trading activities. Any discussions between an Independent Manager and an S&P FS ratings analyst will be attended by a chaperone (from the Compliance Department or a Control Officer) and S&P FS will maintain appropriate documentation of all such communications.

Other Managers – Personal Securities Transactions

Non-Independent members of the Board of Managers shall: (i) pre-clear all of their personal securities transactions with the Chairman and President of S&P FS (with duplicate pre-clearance requests and approvals sent to the S&P FS Securities Disclosure Compliance Group); and (ii) name S&P FS as an interested party for purposes of receiving copies of their monthly brokerage statements showing all of their personal securities holdings.

Access to the Designated Compliance Officer

Presentations made by S&P FS' Designated Compliance Officer ("DCO") during quarterly meetings of the Board shall be attended only by the Board, the Secretary, relevant Compliance staff and the Chief Risk Officer.

The DCO is also authorized to contact the members of the Board directly for any matter falling within the exercise of his/her authority.

<u>Compliance Standards</u>

Any suspected violation of this policy should be promptly reported to the Chairman and President of S&P FS. Reported violations will be investigated by S&P FS and appropriate action will be taken in the event a violation has occurred.

<u>Annual Review of Board of Managers Composition Requirements</u>

The Board of Managers will annually conduct a review as to how the Board of Managers continues to meet the board composition requirements set out in Canada's National Instrument 25-101 and under the relevant provisions of SEC rules applicable to NRSROs. The results of this annual review are to be recorded in the minutes of the relevant Board meeting.

STANDARD & POOR'S FINANCIAL SERVICES LLC
MANAGERS' QUESTIONNAIRE

Please answer all questions even if the answer is "No," "None" or "Not Applicable."
Footnotes and Definitions are set forth on Schedule A.

1.   Identification, Background and Business Relationships

    (a)   Name:

    (b)   Date of birth:

    (c)   Family relationship, by blood, marriage or adoption, with any other director, manager, officer, employee or nominee for director or manager of McGraw Hill Financial, Inc. ("MHFI"), Standard & Poor's Financial Services LLC ("S&P") or their respective affiliates or subsidiaries (see Definitions in Footnote 1 on Schedule A) (a list of all active subsidiaries of MHFI is attached hereto as Schedule B):

(d)   Business experience: All my material occupations, positions, offices and employment during the past ten years have been as follows:

Dates	Title and Occupation	Name and Address of Organization Where Carried On	Principal Business of Organization

(e)   Directorships: I am, or have been during the past five years, a director of the following public corporations, private entities, and/or non-profit organizations (please also list (i) all committee memberships of any public corporation of which you are a director; or (ii) if you are employed by any organization as to which any executive of MHFI, S&P or their respective affiliates or subsidiaries serves on the compensation committee of such organization's board of directors):

(f)   <u>Legal proceedings</u>: Except as set forth below:

(i)   since January 1, 2004, neither I nor any business with which I was associated (or with which I had been associated within the preceding two years) was involved in any bankruptcy, insolvency or similar proceeding;

(ii)   since January 1, 2004, I have not been convicted in a criminal proceeding, and I am not now a named subject of a pending criminal proceeding (including any proceedings involving fraudulent conduct, but excluding any proceedings involving traffic violations or other minor offenses);

(iii) since January 1, 2004, I have not been the subject of any court or other order enjoining, barring, suspending or otherwise limiting my participation in the securities, commodities, banking or insurance business, or enjoining me from engaging in any type of business practice or any activity in connection with the purchase or sale of any security or in connection with any Federal or state securities laws;

(iv)   since January 1, 2004, I have not been found by a court or the Securities Exchange Commission to have violated any Federal or state securities laws;

(v)   since January 1, 2004, I have not been found by a court or the Commodities Futures Trading Commission to have violated any Federal or state commodities laws;

(vi)   since January 1, 2004, I have not been convicted of fraud under the laws of any jurisdiction;

(vii) except for settlements of a civil proceeding among private litigants, since January 1, 2004, I have not been the subject of, or a party to, any Federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(A) any Federal or state securities or commodities law or regulation;

(B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order;

(C) any law or regulation prohibiting mail or wire fraud in connection with any business entity;

(viii) since January 1, 2004, I have not been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

NOTE - If involved in any proceedings of the type described in this paragraph 1(f), please provide all details, including dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case.

    (g)   <u>Purchases from or sales to MHFI or its Affiliates</u>:

Except as set forth below, since January 1, 2013 I have not been an executive officer of, nor owned (see Definition in Footnote 2 on Schedule A), directly or indirectly, more than a 10% equity interest in, any firm, corporation or other business or professional entity:

    (i)   to which MHFI, S&P or their respective affiliates or subsidiaries have made payments for property or services during 2013 in excess of 5% of either MHFI's, S&P's or such entity's consolidated gross revenues; or

    (ii)   to which MHFI, S&P or their respective affiliates or subsidiaries propose to make payments for property or services during the current fiscal year in excess of 5% of either MHFI's, S&P's or such entity's consolidated gross revenues for its last full fiscal year; or

    (iii)   which has made payments to MHFI, S&P or their respective affiliates or subsidiaries during 2013 or proposes to make payments to MHFI, S&P or their respective affiliates or subsidiaries during the current fiscal year for property or services in excess of 5% of either MHFI's, S&P's or such entity's consolidated gross revenues for its last full fiscal year.

NOTE - In calculating payments for property and services the following may be excluded:

    (i)   Payments where the rates or charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common contract carrier or a public utility at rates or charges fixed in conformity with law or governmental authority;

    (ii)   payments which arise solely from the ownership of securities of MHFI, <u>e.g.</u> dividends, and no extra or special benefit not shared on a pro rata basis by all holders of the class of securities is received.

(h)   Legal and investment banking services; other business relationships:

    (i)   Except as set forth below, I am not a member, partner, or of counsel to, or an executive officer of (i) a law firm which MHFI, S&P or their respective affiliates or subsidiaries have retained in 2013 or proposes to retain in the current year; or (ii) an investment banking firm which has performed services for MHFI, S&P or their respective affiliates or subsidiaries (other than as a participating underwriter in a syndicate) in 2013 or which MHFI, S&P or their respective affiliates or subsidiaries proposes to have perform services in the current year. Further, except as set forth below, I do not have, nor have I had at any time since January 1, 2013, any other business relationship with MHFI, S&P or their respective affiliates or subsidiaries.

    (ii)   Except as set forth below, I have not received remuneration, direct or indirect, from MHFI, S&P or their respective affiliates or subsidiaries in any capacity other than as a manager of S&P.

    (iii)   Except as set forth below, I am not currently, nor have I been at any time since January 1, 2013, a partner, controlling shareholder, or executive officer of any organization that has had a business relationship with MHFI, S&P or their respective affiliates or subsidiaries.

(i)   Other relationships:

Except as reported elsewhere in this questionnaire or as set forth below, I am not aware of any business or personal relationships between MHFI, S&P or their respective affiliates or subsidiaries and myself (or any persons or organizations with which I am affiliated) or any other relationship (including family and charitable relationships as well as commercial, financial, consulting, legal and accounting relationships) that I believe may interfere with the exercise of my independence from MHFI, S&P or their respective affiliates or subsidiaries and their respective managements.

In addition, except as reported elsewhere in this questionnaire or as set forth below, I am not aware of any business or personal relationships, other than arms-length ordinary course of business relationships, between myself and any issuer or obligor rated by S&P.

In addition, except as reported elsewhere in this questionnaire or as set forth below, I have not been subject to any disqualifying conditions to my independence (as specified by the New York Stock Exchange governance rules as set forth in Schedule C).

2.   Ownership of Securities

(a)   Ownership

As of the date hereof, I am the owner (see Definition in Footnote 2 on Schedule A) of the securities described below:

Type of Security	Amount
MHFI Common Stock	_____
CRISIL, Ltd.	_____

(b)   Please indicate whether you have the right to acquire ownership of any of the securities listed in (a) above within 60 days. If you have such a right, please give full details including the number of shares involved.

(c)   Change in Control: Neither I nor any associate (see Definition in Footnote 3 on Schedule A) of mine is a party to any contract or other arrangement, including any pledge of securities, the operation of which may result in a change in control of MHFI, except as follows:

3.　　Transactions

(a)　　Neither I nor any associate (see Definition in Footnote 3 on Schedule A) of mine is a party adverse to, or has an interest adverse to, MHFI, S&P or their respective affiliates or subsidiaries in any legal proceedings, except as follows:

(b)　　Except as indicated below, within the past year I have not been a party to any contract, arrangement or understanding with any person with respect to any securities of MHFI, including, but not limited to, any joint ventures, puts, calls, guarantees against losses or guarantees of profits, division of losses or profits, or the giving or withholding of proxies.

(If so, name the parties to such contracts, arrangements or understanding and give the details thereof.)

(c)　　Except as indicated below, I have not been a party to any agreement, plan or arrangement relating to compensation to be paid to me in the future.

4.   Proxy Contests

Except as indicated below, I have not been a participant in any proxy contest involving MHFI or any other corporation within the past ten years.

5.   User of Ratings

Are you a user of ratings from a Nationally Recognized Statistical Rating Organization? If so, please describe the nature of such usage.

6.   Political Contributions

Certain state and local jurisdictions have enacted so-called "pay-to-play" rules that restrict the officers, directors, and employees (and, in some cases, their spouses, children, domestic partners, and other family members) of MHFI and S&P from making or soliciting political contributions or require MHFI and S&P to report such contributions. Note that there are currently no pay-to-play rules applicable to candidates for federal office. Political contributions made by others at your direction or on your behalf are also generally covered by these rules. Failure to comply with applicable pay-to-play rules may prevent MHFI and S&P from doing business with certain state or local jurisdictions for a significant amount of time. MHFI and S&P may also be required to file periodic reports or to certify compliance in connection with contract bids.

Accordingly, if you (and certain members of your immediate family where indicated) made or solicited any political contribution on behalf of a candidate, political party committee, or other political committee (e.g., a PAC) in the listed jurisdictions from January 1, 2014, to the present, please complete the chart below.   Although some pay-to-play rules apply only to contributions in excess of a particular threshold amount or to particular political candidates or committees, the rules vary widely, continue to evolve and are subject to on-going litigation. Further information may be required to determine if a particular contribution is covered by the relevant legal restrictions.

The questions are directed to all directors unless otherwise indicated. If there have been no political contributions in the indicated jurisdictions, please check the box stating that you have nothing to report.

Further, given the potentially significant business impact of political contributions and the ever-changing nature of these legal requirements, you are strongly encouraged to notify Ted Smyth, Executive Vice-President, Corporate Affairs, *before* making any political contribution on the state or local level (even in jurisdictions not listed below) to resolve any questions you may have related to the impact of contemplated contributions by you on MHFI's and S&P's ability to do business with any jurisdiction.

The following is a list of jurisdictions or government entities with pay-to play rules:

- California
  - State
  - All Counties
  - CALPERS
  - CalSTRS
  - Culver City
  - City of Los Angeles
  - Los Angeles Fire and Police Pensions (including spouses and dependent children)
  - L.A. County Metropolitan Transportation Authority (including immediate family members)
  - Oakland
  - Pasadena
  - San Francisco

- Colorado
  - Denver (including contributions by spouses and dependent children)

- Connecticut
  - State (including contributions by spouses and dependent children)

- Florida
  - State Board of Administration (applies to Officers)
  - Florida Housing Finance Corporation
  - Miami Beach
  - Orange county

- Hawaii
  - State, Counties and Agencies

- Illinois
  - State (including spouses and minor children)
  - Illinois Comptroller's Office (including spouses and minor children)
  - Illinois Treasurer's Office (including spouses and minor children)
  - Chicago (including spouses or domestic partners)
  - Chicago Metropolitan Pier and Exposition Authority (including spouses)
  - Cook County
  - DuPage County
  - Kane County

- Kentucky
  - State and localities (including spouses)

- Louisiana
    - State
    - Jefferson Parish
    - New Orleans

- Maryland
    - State

- Michigan
    - State
    - Detroit Police and Fire Retirement System

- Missouri
    - State Highways and Transportation Commission
    - State Employees' Retirement System ("MOSERS")
    - Securities Regulation Law

- New Hampshire
    - State
    - New Hampshire Retirement System

- New Jersey
    - State (including spouses, civil union partners and resident children)
    - State Investment Council (including spouses, civil union partners and resident children)
    - Redeveloper Executive Order (including spouses, civil union partners and resident children)
    - All localities (including spouses, civil union partners and resident children)
    - School Boards

- New Mexico
    - State and localities
    - Public Employees Retirement Association
    - Treasurer's Office
    - SIC (consisting of State Investment Council, Private Equity Investment Advisory Committee and State Investment Office)

- New York
    - Common Retirement Fund
    - New York City and affiliated entities
    - Suffolk County

- Ohio
    - All State and Local Agencies and Departments (including spouses)
    - Bureau of Workers' Compensation (including spouses)
    - Ohio Police and Fire Pension Fund

- Pennsylvania
    - Pennsylvania Municipal Retirement System and other municipal pension systems
    - Philadelphia (including immediate family)

- Rhode Island
    - State (including spouses, civil union partners and resident children)

- South Carolina
    - State and localities

- Texas
  - Dallas (including parent, child, spouse, other family member or domestic partner)
  - Houston
  - San Antonio (including spouses)
  - Teacher Retirement System
  - Texas Education Agency Permanent School Fund
  - Employees Retirement System of Texas
  - Texas Treasury Safekeeping Trust Co.

- Utah
  - Salt Lake County

- Vermont
  - State

- Virginia
  - State

- West Virginia
  - State and localities

Candidate/Committee Name	Jurisdiction	Date of Contribution or Solicitation	Amount of Contribution or Solicitation

If you did not make any political contributions in any of the jurisdictions listed above, please check here

_____

The foregoing is correct to the best of the knowledge, information and belief of the undersigned. If there should be any change in the foregoing information, the undersigned will advise the Chairman of S&P of such change as soon as it occurs.

Dated: _____, 2014

_____
Signature

Schedule A
FOOTNOTES

1. Affiliate. An "affiliate" of MHFI or S&P is a person (including a business entity) that directly or indirectly controls, or is controlled by, or is under common control with, MHFI or S&P. The term "control" means the power (whether or not actually exercised) to direct or cause the direction of the management or policies of a person, through the ownership of voting securities or otherwise.

2. Owner. Under the SEC's rules, you own a security for purposes of the proxy rules if, directly or indirectly, through any contract, arrangement, relationship, understanding or otherwise you have or participate in: (i) Voting Power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) Investment Power, which includes the power to dispose, or to direct the disposition of, such security.

A person is also deemed to be the owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days, including but not limited to any right to acquire: (i) through the exercise of any option, warrant or right; (ii) through the conversion of a security; (iii) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

In addition, a person is deemed to be the beneficial owner of a security if that person has or shares the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the security ("pecuniary interest"). If a person has a pecuniary interest, by reason of any contract, understanding, or relationship (including a family relationship or arrangement), in a security held in the name of another person, that person is an indirect beneficial owner of the security.

You may also be regarded, for reporting purposes, as the indirect owner of shares held by certain of your family members. The SEC has interpreted the concept of ownership of securities held by family members as follows:

"Generally a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Absent special circumstances, such relationship ordinarily results in such person obtaining benefits substantially equivalent to ownership, e.g., application of the income derived from such securities to maintain a common home, to meet expenses which such person otherwise would meet from other sources, or the ability to exercise a controlling influence over the purchase, sale or voting of such securities. Accordingly, a person ordinarily should include in his reports . . . securities held in the name of a spouse or minor children as being beneficially owned by him.

"A person also may be regarded as the beneficial owner of securities held in the name of

another person, if by reason of any contract, understanding, relationship, agreement, or other arrangement, he obtains therefrom benefits substantially equivalent to those of ownership. Accordingly, where such benefits are present such securities should be reported as being beneficially owned by the reporting person . . . . Absent countervailing facts, it is expected that securities held by relatives who share the same home as the reporting person will be reported as being beneficially owned by such person.

"A person also is regarded as the beneficial owner of securities held in the name of a spouse, minor children or other person, even though he does not obtain therefrom the aforementioned benefits of ownership, if he can vest or revest title in himself at once, or at some future time."

3. <u>Associate</u>. Under the SEC's rules, your "associates" include: (i) any corporation, organization or entity (other than MHFI, S&P or their respective majority owned subsidiaries) of which you are an officer or partner or are, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which you have a substantial beneficial interest or as to which you serve as trustee or in a similar fiduciary capacity; and (iii) your spouse, parents, stepparents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or employee) who lives in the same home as you.

Schedule B
SUBSIDIARIES OF McGRAW HILL

[Please refer to Exhibit 4 of Standard & Poor's Ratings Services' Form NRSRO]
Schedule C
NEW YORK STOCK EXCHANGE DISQUALIFYING
CONDITIONS TO BOARD INDEPENDENCE

Disqualifying Conditions: The New York Stock Exchange imposes five "bright line" conditions that would disqualify you from being independent. For these purposes, you will not be deemed independent if:

- *Employment:* You are, or have been within the last three years, an employee of MHFI or S&P, or any of their respective subsidiaries, or have an immediate family member who is, or has been within the last three years, an executive officer of MHFI or S&P, or any of their respective subsidiaries;

  - *Compensation Other Than Board Fees or Pensions:* You have received, or have an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from MHFI or S&P, or any of their respective subsidiaries, other than Director and Committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- *Auditor Affiliation*: (A) You are a current partner or employee of a firm that is MHFI's or S&P's, or any of their respective subsidiaries', internal or external auditor; (B) you have an immediate family member who is a current partner of such a firm; (C) you have an immediate family member who is a current employee of such a firm and personally works on MHFI's or S&P's, or any of their respective subsidiaries', audit; or (D) you or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the MHFI's or S&P's, or any of their respective subsidiaries', audit within that time;

- *Compensation Committee Interlocks:* You or an immediate family member are, or have been within the last three years, employed as an executive officer of another company where any present executive officer of MHFI or S&P, or any of their respective subsidiaries, at the same time serves or served on the compensation committee of such other company; or

- *Business Relationships*: You are a current employee, or an immediate family member is a current executive officer, of another company that has made payments to, or received payments (exclusive of contributions to tax exempt organizations) from, MHFI or S&P, or any of their respective subsidiaries, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company.

  An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.